82-5798

CENTER TELECOM

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

№ 08-15/131

05.05.03



03050866



SEC MAIL PROCESSING
RECEIVED
MAY 12 2003
WASH. D.C.
181
SECTION

Securities and Exchange Commission
Office of International Finance,
Corporate Finance Division
450 Fifth Street, NW
Washington, DC 20549-1044, USA

Dear Sirs,

With this letter we want to present you the following set of materials:

1. Charter of Company
2. Provision about Board of Directors of Company
3. Provision about Board of Company
4. Provision about the order of realization of general meeting of the shareholders of Company
5. Statement of a material event concerning the set of date, place of shareholders meeting, its agenda.
6. Statement of a material event concerning the resolution setting May 5, 2003 at 18.00 hours as the record date to finalize the list of shareholders entitled to take part in the joint general meeting of shareholders.
7. Statement of a material event concerning the share change in the Issuer's charter (legal) capital
8. Statement of a material event concerning the share change in the Issuer's charter (legal) capital
9. Protocol of the quorum determination at the joint general meeting of shareholders of JSC CenterTelecom
10. Protocol of the results of votes taken at the joint general meeting of shareholders of JSC CenterTelecom
11. Minutes of a joint (extraordinary) general meeting of shareholders of JSC CenterTelecom
12. A report on agenda issue 1 of the extraordinary meeting of shareholders of JSC CenterTelecom.

dlw 5/29

Sincerely yours,

General Director Ruben A. Amaryan

Degtiarny per., 6/2 Moscow, K-50, GSP-9, 101999 Russia. Phone: +7(095)209-3434. Fax: +7(095)2093007. E-mail: info@esmr.ru

№ 82-5198

APPROVED
By the General Meeting of Shareholders
Joint-Stock
Central Telecommunication Company
Protocol No. 10 of 20 February 2003

CHARTER

of

Joint-Stock Central Telecommunication Company

(fourth version)

2003
Moscow Oblast, Khimki

1. GENERAL PROVISIONS

1.1 Open Joint Stock Company "Electrosvyaz" of Moscow Region was renamed Joint-Stock Central Telecommunication Company (hereinafter the "**Company**") pursuant to the resolution of the General Meeting of Shareholders (Protocol No. 7 of 01 June 2001).

1.2 The Company was registered by the Order of the Head of the Administration of Moscow Region No. 567-r of 9 June 1994, state registration certificate No. 127 of 20 June 1994.

Pursuant to the Federal Law 'On State Registration of Legal Entities' the Company was registered in the Unified State Register of Legal Entities on 1 November 2002 under No. 1025006174710.

1.3 The Company was established and operates in accordance with the Civil Code of the Russian Federation, the Federal Law 'On Joint Stock Companies', effective legislation and this Charter.

1.4 The founder of the Company is the Moscow Region Property Management Committee.

1.5 The Company is the legal successor of State Communications and IT Enterprise 'Rossvyazinform' of Moscow Region in respect of telecommunications and cable broadcasting.

1.6 Pursuant to the resolution of the Extraordinary General Meeting of Shareholders of JSC CenterTelecom (Protocol No. 8 of 22 February 2002), the Company was reorganised in the form of takeover of Open Joint Stock Company "Belgorodskaya Electricheskaya Svyaz" (INN/KPP 3124019176/312301001), Open Joint Stock Company of Communications and IT of Bryansk region "Bryansksvyazinform" (INN/KPP 3201003448/320101001), Open Joint Stock Company "Electrosvyaz" of Vladimir region (INN/KPP 3328100883/332801001), Open Joint Stock Company of Communications and IT of Voronezh region (INN/KPP 3666007847/366601001), Open Joint Stock Company "Ivanovo Telecommunication Networks" (INN/KPP 3731001319/370201001), Open Joint Stock Company "Electrosvyaz" of Kaluga region (INN/KPP 4000000262/402701001), Open Joint Stock Company "Electrosvyaz" of Kostroma region (INN/KPP 4401003616/440101001), Open Joint Stock Company "Electrosvyaz" of Kursk region (INN/KPP 4629020070/463201001), Open Joint Stock Company "Lipetskelectrosvyaz" (INN/KPP 4825007766/482501001), Open Joint Stock Company "Elektricheskaya Svyaz of Orel Region" (INN/KPP 5700000076/575301001), Open Joint Stock Company "Electrosvyaz" of Ryazan region (INN/KPP 6227002099/622701001), Open Joint Stock Company of Communications and IT of Smolensk region "Smolensksvyazinform" (INN/KPP 6730017079/673001001), Open Joint Stock Company "Tambov Electrosvyaz" (INN/KPP 6831005256/682901001), Open Joint Stock Company "Electrosvyaz" of Tver region (INN/KPP 6900000477/690501001), Open Joint Stock Company "Tulatelecom" (INN/KPP 7107001641/710101001) and Open Joint Stock Company "Yaroslavl Telecommunication Networks" (INN/KPP 7604008421/760101001) under:

Takeover Agreement No. 379-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company Belgorodskaya Electricheskaya Svyaz of 14 February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 309-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company of Communications and IT of Bryansk region "Bryansksvyazinform" of 14 February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 378-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Electrosvyaz" of Vladimir region of 14 February 2002 (Protocol No. 1) and the General Meeting of Shareholders JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 332-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company of Communications and IT of Voronezh region of 20 February 2002 (Protocol No. 9) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 304-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Ivanovo Telecommunication Networks" of 15 February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 308-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Electrosvyaz" of Kaluga region of 21 February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 310-DO, approved by the extraordinary general meeting of shareholders of Open Joint Stock Company "Elektrosvyaz" of the Kostroma Oblast of 15 February 2002, Minutes No. 10, and the general meeting of shareholders of JSC CenterTelecom of 22 February 2002, Minutes No. 8;

Takeover Agreement No. 377-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Electrosvyaz" of Kursk region of 15 February 2002 (Protocol No. 8) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 311-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Lipetskelectrosvyaz" of 13 February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 380-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Elektricheskaya Svyaz of Orel Region" of 20 February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 312-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Electrosvyaz" of Ryazan region of 19 February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 306-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company of Communications and IT of Smolensk region "Smolensksvyazinform" of 18 February 2002 (Protocol No. 9) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 313-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Tambov Electrosvyaz" of 13 February 2002 (Protocol No. 11) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 305-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Electrosvyaz" of Tver region of 19 February 2002 (Protocol No. 8) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 307-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Tulatelecom" of 11 February 2002 (Protocol No. 10) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 331-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Yaroslavl Telecommunication Networks" of 18 February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8).

1.7 The Company is the legal successor in all and any rights and obligations of Open Joint Stock Company "Belgorodskaya Electricheskaya Svyaz", Open Joint Stock Company of Communications and IT of Bryansk region "Bryansksvyazinform", Open Joint Stock Company "Electrosvyaz" of Vladimir region, Open Joint Stock Company of Communications and IT of Voronezh region, Open Joint Stock Company "Ivanovo Telecommunication Networks", Open Joint Stock Company "Electrosvyaz" of Kaluga region, Open Joint Stock Company "Electrosvyaz" of Kostroma region, Open Joint Stock Company "Electrosvyaz" of Kursk region, Open Joint Stock Company "Lipetskelectrosvyaz", Open Joint Stock Company "Elektricheskaya Svyaz of Orel Region", Open Joint Stock Company "Electrosvyaz" of Ryazan region, Open Joint Stock Company of Communications and IT of Smolensk region "Smolensksvyazinform", Open Joint Stock Company "Tambov Electrosvyaz", Open Joint Stock Company "Electrosvyaz" of Tver region, Open Joint Stock Company "Tulatelecom" and Open Joint Stock Company "Yaroslavl Telecommunication Networks" with respect to all and any of their creditors and debtors.

1.8 Termination of activity of:

Open Joint Stock Company "Belgorodskaya Electricheskaya Svyaz" was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the City of Belgorod, Belgorod region on 30 November 2002 under state registration number 2023101661823 as a result of its reorganisation in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company of Communications and IT of Bryansk region, "Bryansksvyazinform" was registered with the 10th Inter-regional Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Bryansk region on 30 November 2002 under state registration number 2023202743232 as a result of its reorganisation in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Electrosvyaz" of Vladimir region was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Oktyabr District of the City of Vladimir, Vladimir region on 30 November 2002 under state registration number 2023301462358 as a result of its reorganisation in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company of Communications and ITof Voronezh region was registered with the Inter-regional Major Taxpayers Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Voronezh region on 30 November 2002 under state registration number 2023601566481 as a result of its reorganisation in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Ivanovo Telecommunication Networks" was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the City of Ivanovo on 30 November 2002 under state registration number 2023700555063 as a result of its reorganisation in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Electrosvyaz" of Kaluga region was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Lenin District of the City of Kaluga on 30 November 2002 under state registration number 2024001181818 as a result of its reorganisation in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Electrosvyaz" of Kostroma region was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the City of Kostroma on 30 November 2002 under state registration number 2024400525950 as a result of its reorganisation in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Electrosvyaz" of Kursk region was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the City of Kursk on 30 November 2002 under state registration number 2024600956686 as a result of its reorganisation in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Lipetskelectrosvyaz" was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Central District of the

City of Lipetsk on 30 November 2002 under state registration number 2024800833528 as a result of its reorganisation in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Electricheskaya Svyaz of Orel Region" was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Soviet District of the City of Orel on 30 November 2002 under state registration number 2025700829812 as a result of its reorganisation in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Electrosvyaz" of Ryazan region was registered with the 1st Inter-regional Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Ryazan region on 30 November 2002 under state registration number 2026200871673 as a result of its reorganisation in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company of Communications and IT of Smolensk region "Smolensksvyazinform" was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Industrial District of the City of Smolensk on 30 November 2002 under state registration number 2026701447936 as a result of its reorganisation in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Tambov Electrosvyaz" was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Oktyabr District of the City of Tambov on 30 November 2002 under state registration number 2026801227891 as a result of its reorganisation in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Electrosvyaz" of Tver region was registered with the 1st Inter-regional Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Tver region on 30 November 2002 under state registration number 2026900580001 as a result of its reorganisation in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Tulatelecom" was registered with the Inter-regional Major Taxpayers Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Tula region on 30 November 2002 under state registration number 2027100507564 as a result of its reorganisation in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Yaroslavl Telecommunication Networks" was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Kirov District of the City of Yaroslavl on 30 November 2002 under state registration number 2027600686573 as a result of its reorganisation in the form of takeover by JSC CenterTelecom.

2. COMPANY NAME AND LOCATION

2.1 Company's full business name:

in Russian – Открытое акционерное общество "Центральная телекоммуникационная компания";

in English – Joint-Stock Central Telecommunication Company.

2.2 Company's abbreviated business name:

in Russian – ОАО "ЦентрТелеком";

in English – JSC CenterTelecom.

2.3 Company location: Russian Federation, 141400 Khimki, Moscow Region, Ulitsa Proletarskaya, 23.

Postal address:

125993 Moscow, City Service Post Office 3, Degtyarniy Pereulok, 6, Building 2

3. LEGAL STATUS OF COMPANY

3.1 The Company is an open joint stock company established for an unlimited period.

The Company's legal status, the procedure for its reorganisation or liquidation and also the rights and obligations of the shareholders of the Company shall be determined by the Civil Code of the Russian Federation, the Federal Law 'On Joint Stock Companies', other federal laws, other normative acts of the Russian Federation adopted by the relevant governmental bodies within their authority and this Charter.

In the event that effective legislation or other amended acts of the Russian Federation are amended this Charter shall have effect in that part complying therewith.

In matters not regulated hereunder the Company shall be governed by the legislation of the Russian Federation and other normative acts adopted by the relevant governmental bodies within their authority.

3.2 The Company is a legal entity, owns separate assets recorded on its independent balance sheet and may in its own name acquire and exercise material and personal intangible rights, have obligations and be plaintiff or defendant in a court of law.

The Company has a round seal bearing the following **mandatory details:** full company name of the Company in Russian indicating **the legal form of incorporation and state registration number in the Unified State Register of Legal Entities.** The Company also has other seals, stamps and Company letterheads bearing the name of the Company, its own emblem, a duly registered trademark and other means of visual identification.

Branche offices and **separate** structural subdivisions of the Company have a round seal bearing the following **mandatory details:** full or abbreviated company name of the Company in Russian, indicating **the legal form of incorporation and the state registration number in the Unified State Register of Legal Entities** and the name of the branch office (structural subdivision). Branche offices and **separate** structural subdivisions of the Company additionaly have other seals, stamps and company letterheads bearing the name of the Company and of the relevant branch office (structural subdivision).

The Company may through established procedures open bank accounts on the territory of the Russian Federation and abroad.

3.3 The Company is liable for its obligations within the limits of its assets and material rights that may be subject to enforcement under legislation of the Russian Federation.

The Company is not liable for the obligations of its shareholders.

Shareholders are not liable for the Company's obligations and bear the risk of losses associated with its activity within the value of shares owned by them.

3.4 The State and its bodies are not liable for the Company's obligations and, equally, the Company is not liable for obligations of the State or its bodies.

3.5 If insolvency (bankruptcy) is caused by the actions (inaction) of shareholders or other parties that have the right to issue instructions binding upon the Company or are otherwise able to determine its actions, such shareholders or other parties may have subsidiary liability for the Company's obligations in the event that the Company's assets are insufficient.

3.6 In order to implement **state** social, economic and tax policies, the Company will be liable for the safekeeping of documents (administrative, financial, economic, personnel etc.), shall ensure that documents of historical and academic interest are transferred for state storage and shall store and use documents with respect to personal and personal data through the established procedures.

4. COMPANY PURPOSE AND ACTIVITIES

4.1 The Company's main purposes are the pursuit of profit and provision of communications services to the public, governmental bodies and other organisations.

4.2 The main activities of the Company are:

4.2.1 Provision of local and intra-zone telecommunications services;

4.2.2 Provision of local, intercity and international telecommunications services using payphones and joint-use centers.

4.2.3 Provision of intercity and international telecommunications services.

4.2.4 Provision of mobile communications services (GSM-900, GSM-1800, NMT-450, AMPS/D-AMPS standard).

4.2.5 Leasing of physical lines, channels and highways for communications, including broadcast channels.

4.2.6 Provosion of telematic services (including e-mail services, information resource access services, directory-enquiries information services, Telefax service, Comfax services, Bureaufax services, a message-processing services, voicemail services, voice-data transmission services and audio-conference, videoconference and Internet services).

4.2.7 Provision of data transmission services.

4.2.8 Provisions of radial-zone network services (trunking).

4.2.9 Provision of intelligent network communications services.

4.2.10 Provision of telegraphy services.

4.2.11 Provosion of radio-telecommunications services.

4.2.12 Provision of local radio-access telecommunications services (CDMA).

4.2.13 Provosion of mobile radio-telecommunications services.

4.2.14 Provosion of cable broadcasting services.

4.2.15 Provision of on-air television broadcasting services.

4.2.16 Provision of on-air radio broadcasting services and transmission of supplementary information.

4.2.17 Provision of wireless radio-access services.

4.2.18 Provision of services relating to the transmission of television programmes over cable television networks.

4.2.19 Provision of personal paging services using multiplexed VHF channels.

4.2.20 Provision of mobile radio communications services.

4.2.21 Provision of wireless broadband access services.

4.2.22 Television and radio broadcasting.

4.2.23 Parameter testing and measuring for power plants, facilities and the components and elements thereof during installation, running in, maintenance and repair.

4.2.24 Publishing and printing.

4.2.25 Communication services certification.

4.2.26 Integration of quality-management systems.

4.2.27 Organisation of restoration of networks and communications in emergencies and following damage.

4.2.28 Market research.

4.2.29 Construction of buildings and facilities in liability categories 1 and 2 according to state standards.

4.2.30 Engineering surveys for the construction of buildings and facilities in liability categories 1 and 2 according to state standards.

4.2.31 Planning of buildings and facilities in liability categories 1 and 2 according to state standards.

4.2.32 Maintenance of highly explosive production sites.

4.2.33 Maintenance of high fire-risk production sites.

4.2.34 Maintenance of load-lifting facilities.

4.2.35 Maintenance of electricity and heating networks.

4.2.36 Carriage of passengers by automated transport.

4.2.37 Carriage of freight by automated transport.

4.2.38 Technical servicing and repair of means of transport.

4.2.39 Maintenance of filling stations.

4.2.40 Activity connected with the use of precious metals.

4.2.41 Procurement, refining and sale of precious metal scrap.

4.2.42 Maintenance activities for the engineering systems of towns and populated areas.

4.2.43 Water usage for special purposes.

4.2.44 Subsurface use.

4.2.45 Integrated use of natural resources.

4.2.46 Environmental protection services (works).

4.2.47 Educational activity.

4.2.48 Medical activity.

4.2.49 Pharmaceutical activity.

4.2.50 Trading.

4.2.51 Geodesic activity.

4.2.52 Cartography.

4.2.53 Carrying out of works in the installation, repair and servicing of fire-safety mechanisms at buildings and facilities.

4.2.54 Storage of oil, gas and refined oil and gas products.

4.2.55 Sale of oil, gas and refined oil and gas products.

4.2.56 Hotel services.

4.2.57 Management of hazardous wastes.

4.2.58 Provisions of Company security.

4.2.59 Activity connected with the protection of state secrets.

4.2.60 Technical protection of confidential information.

4.2.61 Implementation of mobilisation measures for communications networks and emergency measures, through the established procedure.

4.2.62 Manufacture and repair of measuring appliances.

4.2.63 Production and circulation of ethyl alcohol, alcoholic and spirit-based products.

4.2.64 Scientific-technical activity.

4.2.65 Foreign-economic activity.

4.3 The Company has general legal capacity and, therefore, has civil rights and duties necessary to engage in any other activities not prohibited by federal laws.

The Company may engage in certain activities, the list of which is determined by federal law, only on the basis of a special permit (licence).

5. COMPANY BRANCHES AND REPRESENTATIVE OFFICES, SUBSIDIARY AND DEPENDENT COMPANIES

5.1 The Company has the right to establish branche offices and open representative offices on the territory of the Russian Federation through the established procedure. Branche offices and representative offices are not legal entities.

5.2 The Company's structure includes the following branches:

5.2.1 **"Belsvyaz" - Branch office of JSC CenterTelecom.**

Location: 308000, Belgorod, 3 Ploshchad Revolutsii.

Postal address: 308000, Belgorod, 3 Ploshchad Revolutsii.

5.2.2 **"Bryansksvyazinform" - Branch office of JSC CenterTelecom.**

Location: 241000, Bryansk, 9 Ploshchad Karla Marxa.

Postal address: 241000, Bryansk, 9 Ploshchad Karla Marxa.

5.2.3 **"Electrosvyaz of Vladimir Region" - Branch office of JSC CenterTelecom.**

Location: 600000, Vladimir, 42 Ulitsa Gorkogo.

Postal address: 600000, Vladimir, 42 Ulitsa Gorkogo.

5.2.4 **"Voronezhsvyzasinform" - Branch office of JSC CenterTelecom.**

Location: 394000, Voronezh, 35 Prospekt Revolutsii.

Postal address: 394000, Voronezh, 35 Prospekt Revolutsii.

5.2.5 **"Ivtelecom" - Branch office of JSC CenterTelecom.**

Location: 153000, Ivanovo, 1 Ulitsa 10 Avgusta.

Postal address: 153000, Ivanovo, 1 Ulitsa 10 Avgusta.

5.2.6 **Kaluga Branch office of JSC CenterTelecom.**

Location: 248600, Kaluga, 38 Ulitsa Teatralnaya.

Postal address: 248600, Kaluga, 38 Ulitsa Teatralnaya.

5.2.7 **"KostromaTelecom" - Branch office of JSC CenterTelecom.**

Location: 156961, Kostroma, 1 Ulitsa Podlipaeva.

Postal address: 156961, Kostroma, 1 Ulitsa Podlipaeva.

5.2.8 **Kursk Branch office of JSC CenterTelecom.**

Location: 305000, Kursk, 8 Krasnaya Ploshchad.

Postal address: 305000, Kursk, 8 Krasnaya Ploshchad.

5.2.9 **"Lipetskelectrosvyaz" - Branch office of JSC CenterTelecom.**

Location: 398000, Lipetsk, 61 Ulitsa Oktyabrskaya.

Postal address: 398000, Lipetsk, 61 Ulitsa Oktyabrskaya.

5.2.10 **Moscow Branch office of JSC CenterTelecom**

Location: 141700 Dolgoprudniy, Moscow Region, 15 Ulitsa Dirizhabelnaya.

Postal address: 125993 Moscow, City Service Post Office 3, 6 Degtyarniy Pereulok, Building 2.

5.2.11 **Orel Branch office of JSC CenterTelecom.**

Location: 302000, Orel, 43 Ulitsa Lenina.

Postal address: 302000, Orel, 43 Ulitsa Lenina.

5.2.12 **Ryazan Branch office of JSC CenterTelecom.**

Location: 390006, Ryazan, 43 Ulitsa Schedrina.

Postal address: 390006, Ryazan, 43 Ulitsa Schedrina.

5.2.13 **"SmolenskTelecom" - Branch office of JSC CenterTelecom.**

Location: 214000, Smolensk, 6 Ulitsa Oktyabrskoy Revolutsii.

Postal address: 214000, Smolensk, 6 Ulitsa Oktyabrskoy Revolutsii.

5.2.14 **"Tambov Electrosvyaz" - Branch office of JSC CenterTelecom.**

Location: 392002, Tambov, 2-c Ulitsa Astrakhanskaya.

Postal address: 392002, Tambov, 2-c Ulitsa Astrakhanskaya

5.2.15 **Tver Branch office of JSC CenterTelecom.**

Location: 170000, Tver, 24 Ulitsa Novotorzhskaya.

Postal address: 170000, Tver, 24 Ulitsa Novotorzhskaya.

5.2.16. **"TulaTelecom" - Branch office of JSC CenterTelecom.**

Location: 300000, Tula, 33 Prospekt Lenina.

Postal address: 300000, Tula, 33 Prospekt Lenina.

5.2.17. **"Yartelecom" - Branch office of JSC CenterTelecom.**

Location: 150000, Yaroslavl, 22 Ulitsa Komsomolskaya.

Postal address: 150000, Yaroslavl, 22 Ulitsa Komsomolskaya.

5.3 The Company's branche and representative offices shall operate in accordance with the regulations on them, to be approved by the Company's Board of Directors. The Company's Board of Directors shall adopt resolutions to establish branche offices, open representative offices and liquidate branche or representative offices.

The heads of branche and representative offices shall be appointed and relieved of duty by the Company's General Director upon prior agreement with the Company's Board of Directors and shall act on the Company's behalf on the basis of a power of attorney.

5.4 In the event of changes to the details of branche or representative offices relevant amendments shall be introduced to this Charter. The state registration authority shall be notified of such amendments. Amendments hereto shall take effect for third parties from the moment the authority for state registration of legal entities is notified thereof.

5.5 The Company may have subsidiary and dependent companies with the rights of legal entities: on the territory of the Russian Federation, established in accordance with the Federal Law 'On Joint Stock Companies' and other federal laws; or, outside the territory of the Russian Federation, established in accordance with the legislation of the foreign state in which the subsidiary or dependent companies are located, unless otherwise stipulated by an international agreement to which the Russian Federation is a signatory.

5.6 A company is deemed a subsidiary company, if another (principal) economic company, by virtue of a majority interest in its charter capital or under an agreement made between them or otherwise, can determine the decisions to be adopted by that company.

5.7 A subsidiary company is not liable for the debts of the principal company.

5.8 The principal company, which has the right to issue binding instructions to the subsidiary company, is jointly and severally liable with the subsidiary company in respect of transactions that the latter enters into pursuant to such instructions. The principal company has the right to issue binding instructions to the subsidiary company only in the event that such right is provided in the agreement with the subsidiary company or the charter of the subsidiary company.

5.9 In the event that the subsidiary company becomes insolvent (bankrupt) due to the fault of the Company the latter will be subsidiary liable for its debts. Insolvency (bankruptcy) in the subsidiary company will be deemed the fault of the Company only where the Company was fully aware that the exercise of the aforementioned right and (or) ability to influence the actions of the subsidiary company would result in the subsidiary company becoming insolvent (bankrupt).

5.10 A Company is deemed dependent, if another (dominant) company has more than 20 percent of voting shares in the first company.

A company that has acquired more than 20 percent of voting shares in a company must immediately publish notice of this fact through the procedures determined by the federal governmental body for the securities market.

6. COMPANY CHARTER CAPITAL. PLACED AND DECLARED SHARES.

6.1 The charter capital of the Company is 631.199.896,5 Roubles (six hundred and thirty one million one hundred and ninety nine thousand eight hundred and ninety six Roubles fifty Kopeeks).

6.2 The charter capital of the Company comprises of the nominal value of shares issued in the non-documentary form and acquired by the shareholders, of which:

6.2.1 Common registered shares – 1 578 006 833 shares. The nominal value of each common share is 0.3 Roubles.

6.2.2 Type A preferred registered shares – 525 992 822 shares. The nominal value of each preferred share is 0.3 Roubles.

6.3 The Company has the right to place 76 166 167 common registered nondocumentary shares in addition to placed common shares (declared shares). The nominal value of each declared common share is 0.3 Roubles.

The Company has the right the place 25 405 178 Type A preferred registered nondocumentary shares in addition to placed Type A preferred shares (declared shares). The nominal value of each declared preferred share is 0.3 Roubles.

6.4 The declared shares specified in Clause 6.3 herein will, when placed, confer all of the rights specified in Sections 8 and 9 herein for holders of common shares and holders of Type A preferred shares.

6.5 The charter capital of the Company may be increased through the procedure provided by effective legislation of the Russian Federation and herein, as follows:

6.5.1 by increasing the nominal value of shares of the Company;

6.5.2 by placement of additional shares within the limits of the number of declared shares determined in Clause 6.3 herein.

6.6 The charter capital of the Company shall be increased by increasing the nominal value of shares on the basis of a resolution of the General Meeting of Shareholders of the

Company, adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting.

6.7 The charter capital of the Company shall be increased by private placement of additional shares on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares in the Company participating in the meeting.

6.8 An increase of the charter capital of the Company by public placement of additional shares where the number of shares to be additionally placed is more than 25 percent of number of shares previously placed by the Company shall be conducted on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares of the Company participating in the meeting.

6.9 Subject to Clause 6.8 herein, the charter capital of the Company shall be increased by public placement of additional shares on the basis of a resolution of the Board of Directors of the Company, adopted unanimously by all members of the Board of Directors of the Company and disregarding the votes of former Company directors.

6.10 Additional shares to be placed by subscription may be paid for in monies, securities, other property, material or other rights with a monetary value. The form of payment for additional shares shall be determined in the resolution on their placement.

6.11 The charter capital of the Company may be reduced by reducing the nominal value of shares or reducing the total number of shares, including through acquisition of a part of shares in cases provided by the Federal Law 'On Joint Stock Companies'.

6.12 A resolution to reduce the charter capital of the Company by reducing the nominal value of shares or through acquisition of a part of shares in order to reduce the total number of shares shall be adopted by the General Meeting of Shareholders by a majority of votes of shareholders holding voting shares of the Company participating in the meeting.

6.13 The Company may not reduce its charter capital if, as a result of such reduction, the charter capital would fall below one thousand times the statutory minimum wage established by the federal law on the date of presentation of documents for state registration of the relevant amendments to the Company's Charter and, in the event that the Company pursuant to effective legislation of the Russian Federation, must reduce its charter capital – on the date of state registration of the Company.

6.14 If at the end of its second and each subsequent financial year the value of the Company's net assets is, according to the annual balance sheet submitted for approval to the Company's shareholders or according to the results of an audit review, less than its charter capital, the Company must reduce its charter capital to an amount not exceeding the value of its net assets.

7. COMPANY BONDS AND OTHER SECURITIES

7.1 The Company has the right to place bonds and other mass-issued securities provided for in the legal acts of the Russian Federation on securities.

7.2 The Company shall place bonds and other mass-issued securities on the basis of a resolution of the Board of Directors, where, under the terms of placement of such bonds and other mass-issued securities, they are not convertible into shares of the Company.

7.3 The Company shall place bonds convertible into shares and other mass-issued securities convertible into shares on the basis of a resolution of the Board of Directors where those bonds (other mass-issued securities) are placed through open subscription and such convertible shares (other mass-issued securities) may be converted into common shares of the Company comprising 25 percent or less of the number of previously placed common shares.

7.4 The Company shall place bonds convertible into shares and other mass-issued securities convertible into shares on the basis of a resolution of the General Meeting of Shareholders where those bonds (other mass-issued securities) are placed through closed subscription or open subscription where, in the process of an open subscription, convertible bonds (other mass-issued securities) may be converted into common shares of the Company comprising more than 25 percent of the number of previously placed common shares, the resolution on which must be adopted by at least three quarters of votes of of shareholders holding voting shares in the Company participating in the meeting.

7.5 A bond shall certify the right of its holder to demand redemption of the bond (payment of the nominal value or nominal value plus interest) at a specified time.

7.6 The resolution to issue bonds must determine the form, period and other terms for the redemption of the bonds.

7.7 A bond must have a nominal value. The nominal value of all bonds issued by the Company may not exceed the amount of the charter capital of the Company or the amount of security that third parties have provided to the Company for the bond issue. The Company may place bonds only after the charter capital of the Company has been paid in full.

7.8 The Company may place bonds with a single maturity date or with maturity dates depending on the series of the bonds.

7.9 Bonds may be redeemed in monetary form or other property, according to the resolution on their issue.

7.10 The Company may place bonds secured by a pledge of specific assets of the Company, bonds with security that third parties provide to the Company for the bond issue or unsecured bonds.

7.11 Unsecured bonds may be placed after the third year of the Company's existence and may be placed only if two annual balance sheets of the Company have been duly approved by that time.

7.12 Bonds may be issued in registered or bearer form. The Company must maintain a register of bondholders, if the bonds are issued in registered form. Lost registered bonds shall be replaced by the Company for a reasonable charge. The rights of a holder of a lost bearer bond shall be restored by a court through the procedure established by procedural legislation of the Russian Federation.

7.13 The Company has the right to provide that the bonds may be redeemed early if their holders so wish. In such an event the resolution on the issue of bonds must provide for the redemption value and the period prior to which the bonds may not be presented for early redemption.

7.14 The Company may not place bonds or other mass-issued securities convertible into shares of the Company, if the number of declared Company shares of certain categories or types is less than the number of shares of these categories or types the rights to acquire which are conferred by such securities.

7.15 The holders of bonds have through the established procedure a preferential right to reveive profits and assets of the Company distributed upon its liquidation,.

8. RIGHTS AND DUTIES OF SHAREHOLDERS HOLDING COMMON SHARES

8.1 Each common share in the Company confers an identical volume of rights to a holder of such share.

8.2 Each shareholder holding common shares in the Company has the right:

8.2.1 to participate in the General Meeting of Shareholders of the Company through the procedure provided by effective legislation of the Russian Federation;

8.2.2 to receive dividends through the procedure provided by effective legislation of the Russian Federation and herein in the event that the Company declares dividends;

8.2.3 to receive a part of the Company's assets remaining after its liquidation, proportionate to the number of shares belonging to it;

8.2.4 to have access to documents listed in Article 89.1 of the Federal Law 'On Joint Stock Companies', through the procedure provided in Article 91 of that Law;

8.2.5 to demand that registrar of the Company confirms the rights of the shareholder to shares by issuing an extract from the register of shareholders of the Company;

8.2.6 to receive from the registrar of the Company information on all records on its personal account and also other information as provided by legal acts of the Russian Federation establishing the procedure for maintaining the register of shareholders;

8.2.7 to dispose of the shares belonging to it without the consent of other shareholders or the Company;

8.2.8 in cases provided by effective legislation of the Russian Federation, to resort to legal action to protect its infringed civil rights, including to demand reimbursement of losses from the Company;

8.2.9 to demand that the Company repurchase all or a part of shares belonging to the shareholder, in the cases and through the procedure provided by effective legislation of the Russian Federation;

8.2.10 to sell shares to the Company in the event that the Company adopts a resolution to acquire such shares;

8.2.11 to demand that the Company provides an extract from the list of persons entitled to participate in the General Meeting of Shareholders specifying information on such shareholder;

8.2.12 to have a pre-emptive right to acquire additional shares and mass-issued securities convertible into shares that are being placed by open subscription, in an amount proportionate to the number of shares belonging to it.

8.3 A shareholder holding more than 1 percent of voting shares in the Company has the right the demand that the registrar of the Company provides it with information specifying the name of registered shareholders holding shares, the amount, category and nominal value of shares belonging to them (this information shall be provided without specifying shareholders' addresses).

8.4 Shareholders (a shareholder) holding a total of at least 1 percent of placed common shares of the Company have (has) the right to file an action against a member of the Company's Board of Directors, the Company's General Director, a member of the Company's Management Board, the management company or the manager for the compensation of losses incurred by the Company as a result of culpable actions (inaction) of such persons.

8.5 Shareholders (a shareholder) with at least 1 percent of votes at the General Meeting of Shareholders have (has) the right to demand from the Company the list of persons entitled to participate in the meeting. The details, documents and postal addresses of shareholders specified in such list shall be provided only upon their consent.

8.6 Shareholders (a shareholder) holding a total of at least 2 percent of voting shares of the Company have (has) the right to propose matters for the agenda of the annual General Meeting of Shareholders and nominate candidates for the Company's management and supervisory bodies to be elected by the General Meeting of Shareholders. In preparing for an extraordinary General Meeting of Shareholders the agenda of which includes election of the Company's Board of Directors, such shareholders (shareholder) have (has) the right to nominate candidates for the Company's Board of Directors.

8.7 Shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company have (has) the right to demand that the Company's Board of Directors convene an extraordinary General Meeting of Shareholders. If within the period of time established by effective legislation of the Russian Federation and herein the Company's Board of Directors does not adopt a resolution to convene an extraordinary General Meeting of Shareholders or refuses to convene such a meeting, the extraordinary meeting may be convened by the such shareholders.

8.8 Shareholders (a shareholder) holding a total of at least 10 percent of voting shares in the Company have (has) the right to demand a review of the Company's financial and economic activity.

8.9 Shareholders (a shareholder) holding a total of at least 25 percent of voting shares in the Company have (has) the right to access to accounting documents and minutes of sessions of the Company's Management Board and to obtain copies thereof.

8.10 Shareholders holding common shares in the Company have other rights provided by effective legislation of the Russian Federation, issued within their authority, and herein.

8.11 Each shareholder holding common shares in the Company must:

- inform the registrar of the Company of any change of its details; and
- keep confidential information about the Company's activity.

8.12 In the event that a shareholder in the Company intends to acquire 30 or more percent of placed common shares in the Company, alone or jointly with an affiliate (affiliates), such shareholder must, no sooner than 90 days and no later than 30 days before the date of acquisition of shares, send the Company written notice of its intention to acquire the shares. After the completion of the transaction on the acquisition of such shares such shareholder must, within 30 days from date of acquisition, propose to the Company shareholders to sell their common shares of the Company and mass-issued securities convertible into shares at the market price but not less than the average price for the six months preceding the acquisition date to such shareholder.

9. RIGHTS AND DUTIES OF SHAREHOLDERS HOLDING TYPE A PREFERRED SHARES

9.1 Each Type A preferred share in the Company confers upon the shareholder holding it an identical volume of rights.

9.2 Holders of Type A preferred shares have the right to receive an annual fixed dividend, subject as herein. The total amount payable as a dividend on each Type A preferred share shall be 10 percent of the Company's net profits according to the results of the last financial year divided by the number of shares that comprises 25 percent of the Company's charter capital.

If the amount of dividend payable by the Company on each common share in a given year exceeds the amount of dividend payable on each Type A preferred share the amount of dividend on the latter must be increased to the amount of dividend payable on common shares. These payments shall be made additionally on the date of payment of dividends on common shares.

9.3 Holders of Type A preferred shares have the right to participate in the General Meeting of Shareholders with the right to vote on resolutions concerning the reorganisation or liquidation of the Company and also concerning addenda and amendments to the Company Charter, if such amendments restrict the rights of such shareholders.

9.4 If the Meeting of Shareholders, for whatever reason, has not adopted a resolution to pay dividends on Type A preferred shares or has adopted a resolution not to pay those dividends in full, holders of Type A preferred shares have the right to participate in the General Meeting of Shareholders and vote on all matters on the agenda of the meeting. Such right of holders of Type A preferred shares arises as of the meeting following the annual Meeting of Shareholders at which a resolution was not adopted to pay dividends and ceases to apply as of the first payment of dividends in full with respect to such shares.

9.5 Holders of Type A preferred shares have the rights of holders of common shares of the Company provided in Clauses 8.2.3, 8.2.4, 8.2.5, 8.2.6, 8.2.7, 8.2.8, 8.2.10, 8.2.11, and 8.2.12 herein. Shareholders holding Type A preferred shares also have such rights notwithstanding that such shares are not voting shares.

9.6 Holders of Type A preferred shares have the rights of holders of common shares of the Company provided in Clauses 8.3, 8.6, 8.7, 8.8 and 8.9 herein in cases where Type A preferred shares confer the right to vote on all matters within the authority of the Company's General Meeting of Shareholders.

9.7 Holders of Type A preferred shares have the right to demand that the Company repurchase all or a part of the shares belonging to the shareholder in the cases and through the procedure provided by effective legislation of the Russian Federation.

9.8 Holders of Type A preferred shares that have at least 1 percent of votes at the General Meeting of Shareholders have the right to demand that the Company provides the list of persons entitled to participate in the meeting. The details of documents and postal addresses of shareholders included in such list shall be provided only upon their consent.

9.9 Shareholders holding Type A preferred shares shall have other rights provided by effective legislation of the Russian Federation and herein.

9.10 Each shareholder holding Type A preferred shares must:

- inform the registrar of the COmpany of any change of its details; and
- keep confidential information about the Company's activity.

10. COMPANY FUNDS

10.1 A reserve fund shall be created within the Company in the amount of 5 percent of the Company's charter capital.

The Company's reserve fund shall be formed through mandatory annual deductions of at least 5 percent of the Company's net profits until such time as the fund reaches the size established in this Clause.

The reserve fund is created for the purposes of covering the Company's losses, redeeming Company's bonds and repurchasing shares of the Company in the event that other funds are not available.

The reserve fund may not be used for other purposes.

10.2 Pursuant to a resolution of the General Meeting of Shareholders on the matter provided in sub-clause 13 of Clause 13.2 herein othert funds within the Company may be created, including a Shareholding Fund for Company employees.

Funds of the Shareholding Fund shall be used only to acquire shares of the Company sold by the shareholders of the Company for subsequent placement among the Company's employees.

Proceeds from the sale to Company's employees of shares acquired using funds from the Shareholding Fund, shall be contributed to the such fund.

The procedure for contributing and using monies of the fund and its purpose shall be determined in the Regulation on the Shareholding Fund, to be approved by the Company's Board of Directors.

11. COMPANY DIVIDENDS

11.1 The Company has the right once per year to adopt a resolution to pay (declare) dividends on placed shares.

Dividends shall be distributed from the Company's net profits shown in the Company's profit and loss report on the year's results. Dividends on Type A preferred shares may be distributed from funds of the Company specifically designated for such purposes.

If the Company is reorganised in the form of its takeover of other companies, the Company's net profits shall be determined by adding its net profits to the net profits (losses) of the companies subject to the takeover, calculated in accordance with legal acts on accounting in the profit and loss reports of such companies as on the last reporting date (reorganisation date).

A resolution to pay annual dividends, the amount and the form of distribution of such dividends on shares of each category (type) shall be adopted by the General Meeting of Shareholders. The amount of annual dividend may not be greater than the amount recommended by the Company's Board of Directors.

In order to distribute dividends the Company shall compile a list of persons entitled to receive annual dividends. This list shall be compiled based on the register on the date of compilation of the list of persons entitled to participate in the General Meeting of Shareholders.

11.2 Dividends on Type A preferred shares shall be distributed no later than 60 days from the date that the annual General Meeting of Shareholders adopts the resolution to distribute annual dividends.

11.3 The Company shall distribute dividends on common shares no later than 31 December of the year in which the annual General Meeting of Shareholders adopted the resolution to distribute annual dividends.

11.4 When adopting resolutions to distribute (declare) dividends the Company shall be governed by restrictions established by federal laws.

12. COMPANY REGISTER OF SHAREHOLDERS. COMPANY REGISTRAR.

12.1 The Company shall ensure that the Company's register of shareholders is maintained and stored in accordance with requirements established by effective legislation of the Russian Federation and other legal acts of the Russian Federation.

12.2 The holder of the Company's register of shareholders shall be a specialised registrar engaged in the activity of maintaining registers of shareholders as its sole activity and holding a licence of duly form to engage in that activity.

The Company's registrar, the terms of the agreement with it and termination thereof shall be approved by a resolution of the Company's Board of Directors.

12.3 The Company will remain liable for the maintenance and safekeeping of the register of shareholders. In the event that unlawful actions of the registrar infringe the civil rights of a shareholder or nominal holder, such shareholder or nominal holder has the right through the procedure established by effective legislation of the Russian Federation to bring an action against the Company demanding restitution of its infringed civil rights, including compensation of losses.

12.4 The Company's registrar shall perform the functions of the Company's Counting Board: the Company's registrar shall verify the authorities of and register persons participating in the Company's General Meeting of Shareholders, determine whether there is a quorum for the General Meeting of Shareholders, clarify matters arising in connection with the exercise of voting rights at the General Meeting of Shareholders by shareholders (their representatives), clarify the procedure for voting on matters put for voting, ensure that the established voting procedure and rights of shareholders to participate in the voting are observed, count votes and finalise the results of voting, compile minutes on the results of voting and transfer ballots to the archive.

13. GENERAL MEETING OF SHAREHOLDERS

13.1 The General Meeting of Shareholders is the Company's highest management body.

13.2 The following matters lie within the authority of the General Meeting of Shareholders and may not be referred for resolution to the Company's Board of Directors, General Director or Management Board:

1) introduction of amendments and addenda hereto or approval of a new version of the Company Charter (subject as provided in the Federal Law 'On Joint Stock Companies'), resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

2) reorganisation of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

3) liquidation of the Company, appointment of the liquidation commission and approval of the interim and final liquidation balance sheets, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

4) election of members of the Board of Directors, to be conducted by cumulative voting;

5) early termination of the authority of members of the Board of Directors, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

6) determination of the quantity, nominal value and category (type) of declared shares of the Company and rights to be conferred by such shares, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

7) increase of the Company's charter capital by increasing the nominal value of shares, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

8) increase of the Company's charter capital by placement of additional shares through open subscription in the event that the number of additionally placed shares comprises more than 25 percent of common shares previously placed by the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

9) increase of the Company's charter capital through placement of additional shares by closed subscription, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

10) reduction of the Company's charter capital by reducing the nominal value of shares, through acquisition by the Company of a part of shares in order to reduce their total number and also through redemption of shares acquired or repurchased by the Company, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company and taking part in the meeting;

11) election of members of the Company's internal audit commission and early termination of their authority, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

12) approval of the Company's auditor, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

13) approval of the Company's annual reports and annual accounts, including the Company's profit and loss reports (profit and loss accounts) and distribution of

profit, including distribution (declaration) of dividends and Company losses according to the results of the financial year, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

14) determination of the procedure for conducting the Company's General Meeting of Shareholders, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

15) split-up and consolidation of shares, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

16) adoption of resolutions approving interested party transactions, resolutions on which must be adopted in circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';

17) adoption of resolutions approving major transactions connected with the Company's direct or indirect acquisition, disposal or possible disposal of assets worth more than 50 percent of the balance-sheet value of the Company's assets determined according to the accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

18) adoption of a resolution to participate in holding companies, financial-industrial groups, associations and other unions of commercial organisations, to be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

19) approval of internal documents regulating the activity of the Company's bodies, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

20) placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (other mass-issued securities) are placed through closed subscription or through open subscription where, in the process of open subscription, convertible bonds (other mass-issued securities) may be converted into common shares of the Company comprising more than 25 percent of previously placed common shares, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

21) adoption of resolutions on the compensation by the Company of expenses incurred in connection with the preparation for and conduction of an extraordinary General Meeting of Shareholders of the Company where the Board

of Directors has, in violation of requirements of effective legislation of the Russian Federation, failed to adopt a resolution to convene an extraordinary General Meeting and the meeting has been convened by other persons. Such resolutions must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

22) releasing a person that has, alone or jointly with its affiliates, acquired 30 or more percent of placed common shares of the Company from the obligation to acquire shares from other shareholders of the Company, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting, without regard to the votes conferred by shares belonging to such person party and its affiliates;

23) adoption of a resolution to transfer the authority of the Company's General Director to a management company or manager, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

24) adoption of resolutions on other matters as provided in the Federal Law 'On Joint Stock Companies' and herein.

13.3 The General Meeting of Shareholders has the right to adopt resolutions on matters specified in sub-clauses 2, 7, 8, 9, 15 – 19 and 23 of Clause 13.2 herein only upon a proposal from the Board of Directors. Other persons entitled under effective legislation of the Russian Federation to propose items for the agenda of an annual or extraordinary General Meeting of Shareholders may not demand that the Board of Directors put such items on the agenda of a meeting.

The General Meeting of Shareholders may not consider or adopt resolutions on matters not included in its authority pursuant to the Federal Law 'On Joint Stock Companies'

The General Meeting may not adopt resolutions on matters not included in the agenda, nor may it amend the agenda.

13.4 A resolution of the General Meeting of Shareholders amending or restricting the rights of shareholders holding a particular type of preferred share of the Company will be deemed adopted, if at least three quarters of votes of shareholders holding common shares of the Company participating in the meeting and three quarters of votes of all shareholders holding preferred shares of the Company of such type are cast for it.

13.5 The Company must each year hold an annual General Meeting of Shareholders.

The annual General Meeting of Shareholders shall be held not earlier than four months and no later than six months after the end of the financial year.

At the annual General Meeting of Shareholders [the following] matters must be resolved:

election of the Company's Board of Directors;

election of the Company's internal audit commission;

approval of the Company's auditor;

approval of the Company's annual reports and annual accounts, including the Company's profit and loss reports (profit and loss accounts) and distribution of profit, including distribution (declaration) of dividends and Company losses according to the results of the financial year;

other matters within the authority of the General Meeting of Shareholders.

13.6 Shareholders (a shareholder) holding a total of at least 2 percent of voting shares of the Company may put items on the agenda of the annual General Meeting of Shareholders and nominate candidates for the Company's Board of Directors and the Company's internal audit commission the number of which may not exceed the number of members of the relevant body provided herein. Such proposals must be submitted to the Company not later than 60 days after the end of the financial year.

13.7 General Meetings of Shareholders other than the annual General Meeting of Shareholders are extraordinary.

An extraordinary General Meeting of Shareholders shall be held pursuant to a resolution of the Board of Directors, adopted at its own initiative or pursuant to a request from the Company's internal audit commission, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company on the date that such request is presented. An extraordinary General Meeting of Shareholders held pursuant to a request of the Company's internal audit commission, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company shall be convened by the Company's Board of Directors.

13.8 An extraordinary General Meeting of Shareholders convened pursuant to a request from the Company's internal audit commission, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company must be held within 40 days from the moment the requested for an extraordinary General Meeting of Shareholders is presented.

13.9 An extraordinary General Meeting of Shareholders convened pursuant to a request from the Company's internal audit commission, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company must be held within 70 days from the moment the request for an extraordinary General Meeting of Shareholders is presented, if the agenda of such meeting includes election of the Company's Board of Directors.

In the event that the number of members of the Company's Board of Directors falls below the quorum for conducting sessions of the Company's Board of Directors, an extraordinary General Meeting of Shareholders convened pursuant to a resolution of the Company's Board of Directors adopted at its own initiative to elect the Company's Board of Directors must be held within 70 days from the moment the Company's Board of Directors adopts the resolution to hold the meeting.

13.10 In preparing for an extraordinary General Meeting of Shareholders the agenda of which includes election of the Company's Board of Directors, shareholders (a shareholder) holding a total of at least 2 percent of voting shares of the Company may nominate

candidates for the Company's Board of Directors the number of which must not exceed the number of memebers of the Board of Directors provided herein. Such proposals must be submitted to the Company no later than 30 days before the date of the extraordinary General Meeting of Shareholders.

13.11 The list of persons entitled to participate in the General Meeting of Shareholders shall be compiled on the basis of information from the Company's register of shareholders.

The date of compilation of the list of persons entitled to participate in the General Meeting of Shareholders shall be no earlier than the date on which the resolution to hold the General Meeting of Shareholders is adopted and no more than 50 and no less than 45 days before the date on which it will be held.

The date of compilation of the list of persons entitled to participate in an extraordinary General Meeting of Shareholders the agenda of which includes election of the Company's Board of Directors shall be no earlier than the date on which the resolution to hold the extraordinary General Meeting of Shareholders is adopted, no more than 65 days before the date on which the General Meeting of Shareholders is held and no later than the date of the notice of the extraordinary General Meeting of Shareholders.

13.12 Notice of a General Meeting of Shareholders must be given no later than 20 days before the date on which it is held and notice of a General Meeting of Shareholders the agenda of which includes reorganisation of the Company – no later than 30 days before the date it is held.

In the event that the proposed agenda for an extraordinary General Meeting of Shareholders includes election of the Company's Board of Directors, the notice of the extraordinary General Meeting of Shareholders must be given no later than 50 days before the date on which it is held.

Within such deadlines the notice of a General Meeting of Shareholders must be given to each party included in the list of persons entitled to participate in the General Meeting of Shareholders by registered post or delivered to each of the persons against signature or be published in *Rossiiskaya Gazeta*.

13.13 Persons entitled to participate in the General Meeting of Shareholders shall be provided with the following information (materials) through the procedure and at the address (addresses) specified in the notice of the General Meeting of Shareholders:

annual accounts, including auditor's statement;

statement of the Company's internal audit commission on the results of the audit of the annual accounts;

information on candidates nominated to the Company's Board of Directors and the Company's internal audit commission;

draft amendments and addenda to the Company Charter or the draft of a new version of the Charter;

drafts of internal regulations of the Company;

drafts of other documents adoption of which is stipulated in draft resolutions of the General Meeting of Shareholders;

draft resolutions of the General Meeting of Shareholders;

other information (materials) that must be presented in accordance with effective legislation;

other information (materials) presented in order to adopt resolutions on items of the agenda of the General Meeting of Shareholders that the Board of Directors has included in the list of information (materials) to be presented to shareholders in preparation for the General Meeting of Shareholders.

13.14 The General Meeting of Shareholders will be competent (quorate), if shareholders holding a total of more than half the votes conferred by placed voting shares of the Company participate in it.

Shareholders registered for participation in the General Meeting of Shareholders and shareholders whose ballots have been received no later than 2 days before the date of the General Meeting of Shareholders will be deemed to have participated in the General Meeting of Shareholders. Shareholders whose ballots have been received prior to the date of acceptance of ballots will be deemed to have participated in the General Meeting of Shareholders held through *in absentia* voting.

13.15 If the agenda of a General Meeting of Shareholders includes matters upon which different groups of voters are to vote, the quorum for adoption of resolutions on each of such matters will be determined separately. If there is no quorum for adopting a resolution on matters to be voted upon by one group of voters, this will not impede adoption of a resolution on matters to be voted upon by another group of voters for which there is a quorum.

13.16 If there is no quorum for the conduction of an annual General Meeting of Shareholders a repeat annual General Meeting of Shareholders must be held with the same agenda. If there is no quorum for the conduction of an extraordinary General Meeting of Shareholders a repeat extraordinary General Meeting of Shareholders may be held with the same agenda.

A repeat General Meeting of Shareholders will be competent (quorate), if shareholders holding a total of at least 30 percent of votes conferred by placed voting shares of the Company participated in it.

Notice of a repeat General Meeting of Shareholders shall be given and ballots delivered no later than 20 days before the date of the repeat General Meeting of Shareholders.

Notice of a repeat General Meeting of Shareholders the agenda of which includes reorganisation of the Company shall be given no later than 30 days before the date of the repeat General Meeting of Shareholders.

In the event that a repeat General Meeting of Shareholders is held less than 40 days after date of the non-quorate General Meeting of Shareholders, the persons entitled to

participate in the General Meeting of Shareholders shall be determined according to the list of persons entitled to participate in the non-quorate General Meeting of Shareholders.

13.17 Unless otherwise resolved by the Company's Board of Directors, the General Meeting of Shareholders shall be chaired by the person performing the functions of Company's General Director.

13.18 Other matters connected with preparation for and conduction of the annual or extraordinary General Meetings of Shareholders, including the procedure for conducting the General Meeting of Shareholders, shall be determined by the Regulations on the General Meeting of Shareholders of the Company, to be approved by the General Meeting of Shareholders.

14. COMPANY'S BOARD OF DIRECTORS

14.1 The Board of Directors is the Company's collective management body and carries out general management of the Company's activities.

14.2 The 11 members of the Company's Board of Directors are elected each year by the annual General Meeting of Shareholders, by cumulative voting.

14.3 The General Meeting of Shareholders has the right to adopt a resolution to early terminate the authority of members of the Board of Directors. Such a resolution may be adopted only in respect of all members of the Board of Directors simultaneously.

In the event of early termination of the authority of the Board of Directors the authority of the new Board of Directors will remain in effect until the nearest annual General Meeting of Shareholders.

14.4 The following matters will be referred to the authority of the Company's Board of Directors:

1) determination of priority directions of the activity of the Company, including approval of the annual budget, mid- and long-term budgets, development strategies and programmes; amendment to such documents and consideration of the results of their implementation;

2) prior approval of operations outside the limits of the annual budget of the Company;

3) convocation of annual and extraordinary General Meetings of Shareholders, subject to circumstances provided in Article 55.8 of the Federal Law 'On Joint Stock Companies';

4) approval of the agenda for the General Meeting of Shareholders;

5) determination of the date of compilation of the list of persons entitled to participate in the General Meeting of Shareholders and other matters within the competence of the Company's Board of Directors under Chapter VII of the Federal Law 'On Joint Stock Companies' and connected with preparation for and conduction of the General Meeting of Shareholders;

6) preliminary approval of the Company's annual report;

7) an increase of the Company's charter capital by placement by the Company of additional shares within the limits of the number of declared shares determined herein, subject to circumstances provided in sub-clauses 8 and 9 of Clause 13.2 herein;
8) placement by the Company of bonds and other mass-issued securities in the event such bonds and other mass-issued securities are not convertible into shares of the Company under the terms of the their placement;
9) placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (mass-issued securities) are placed through open subscription and such convertible bonds (mass-issued securities) may be converted into common shares of the Company comprising 25 percent or less of the previously placed common shares;
10) determination of the price (market value) of assets, placement and repurchase price of mass-issued securities under circumstances provided by the Federal Law 'On Joint Stock Companies';
11) approval of resolutions to issue securities, of issuing prospectus, reports on the results of an issue of securities of the Company, quarterly reports of issuer of mass-issued securities and reports on the results of acquisition by the Company of shares for the purposes of redemption;
12) acquisition of shares, bonds and other mass-issued securities placed by the Company;
13) approval of the Company's registrar and the terms of the agreement with it and adoption of a resolution to terminate such agreement;
14) recommendations on the amount of dividend payable on shares and the form and time of its payment and approval of internal documents on payment of dividends on shares of the Company;
15) use of the reserve fund and other of funds o fthe Company;
16) supervising implementation of internal supervision procedures;
17) recommendations on the amount of fees and compensation payable to members of the Company's internal audit commission and approval of the terms of the agreement with the auditor, including determination of fees payable for its services;
18) approval of Regulations on the structural subdivision of the Company implementing internal supervisory functions, agreeing of candidates for the position of manager of such subdivision and also consideration of other matters within the authority of the Board of Directors pursuant to Regulations on the subdivision;
19) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth from 0.4 to 25 percent of the balance-sheet value of the Company's assets, determined according to the accounts as of the last reporting date;
20) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth 25-50 percent of the balance-

sheet value of the Company's assets determined according to accountsas on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement through subscription of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company;

21) approval of interested party transactions, under circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';

22) agreeing the organisational structure of the Company, including the principal functions of its structural subdivisions;

23) establishment of branche offices and opening of representative offices, liquidation thereof and approval of the Regulations on branche and representative offices;

24) preliminary approval of candidates for the position of heads of branche and representative offices and relieving them of duty;

25) approval of annual budgets and development strategies and programmes for branche offices; introduction of amendment to such documents and consideration of the results of their implementation;

26) appointment of the Company's General Director, determination of the term of his authority and early termination of his authority;

27) election (re-election) of the Chairman of the Company's Board of Directors and his deputy;

28) formation of the Management Board, determination of the term of its authority and early termination of the authority of members of the Management Board;

29) permitting the person performing the functions of Company's General Director and members of the Company's Management Board to combine [these functions] with positions in the management bodies of other organisations;

30) permitting the person performing the functions of Company's General Director to work pluralistically in a paid position in other organisations;

31) establishment of permanent or temporary (to address specific matters) committees of the Board of Directors and approval of the Regulations on the committees;

32) appointment of the Company Corporate Secretary, relieving the Company Corporate Secretary of his duty and approval of the Regulations On the Office of the Company Corporate Secretary;

33) approval of the terms of the agreements (supplementary agreements) with the Company's General Director, members of the Management Board, the heads of branche and representative offices, the head of the Company's structural subdivision performing internal supervisory functions and the Company Corporate Secretary and consideration of matters within the authority of the Board of Directors pursuant to such agreements;

34) adoption of resolutions to participate (act as participant, terminate participation, alter share of participation) in other organisations through the purchase or sale of shares or participatory interests in other organisations and also through additional investment in the charter capitals of such organisations;

35) adoption of resolutions to participate in non-commercial organisations, subject as provided in sub-clause 18 of Clause 13.2 herein, through acting as a participant, terminating participation and making additional investments (contributions) connected with the Company's participation in non-commercial organisations;

36) adoption of resolutions on matters on the agenda of general meetings of subsidiary companies (senior management bodies of other organisations) in which the Company is the sole participant;

37) determination of the procedure for cooperatin between the Company and organisations in which the Company is a participant;

38) approval of the internal document on disclosure of information about the Company;

39) approval of the Company's internal documents regulating matters within the authority of the Company's Board of Directors, other than those provided in Clause 14.4 herein, subject to internal documents the approval of which lies within the authority of the Company's General Meeting of Shareholders and executive bodies pursuant to the Company's Charter;

40) other matters as provided by the Federal Law 'On Joint Stock Companies' and herein.

14.5 Matters within the authority of the Company's Board of Directors may not be referred for resolution to the Company's Management Board or General Director.

14.6 Resolutions on matters specified in sub-clauses 7 and 20 of Clause 14.4 herein shall be adopted unanimously by all members of the Company's Board of Directors without regard the votes of former members of the Company's Board of Directors.

In the event that unanimity of the Company's Board of Directors on matters specified in sub-clauses 7 and 20 of Clause 14.4 herein is not reached, such matters may be referred for resolution to the General Meeting of Shareholders pursuant to a resolution of the Company's Board of Directors. In such an event resolutions on such matters shall be adopted by a majority of shareholders holding voting shares of the Company participating in the meeting.

14.7 Matters, other than those listed in Clause 14.6 herein, within the authority of the Board of Directors pursuant the Federal Law 'On Joint Stock Companies' and this Charter shall be adopted by a majority of votes of members of the Board of Directors participating in the session.

14.8 The procedure for convening and holding sessions of the Board of Directors and the amount and procedure of payment of fees and compensation to members of the Board of Directors shall be determined by the Regulation On the Board of Directors, to be approved by the General Meeting of Shareholders.

14.9 Sessions of the Company's Board of Directors shall be convened by the Chairman of the Board of Directors at his own initiative or pursuant to a request of a member of the Board of Directors, the Company's internal audit commission, the Company's auditor, the Company's General Director, the Company's Management Board or shareholders (a shareholder) holding a total of at least 5 percent of voting shares of the Company.

14.10 The quorum for sessions of the Company's Board of Directors shall be more than half of the members elected to the Board of Directors.

14.11 Sessions of the Board of Directors may be held through joint attendance (including by conference call) or *in absentia* voting.

14.12 In determining whether there is a quorum and the results of voting at a session of the Board of Directors held through joint attendance the written opinion of a member of the Company's Board of Directors absent at the session shall be taken into account.

14.13 In adopting resolutions at a session of the Board of Directors each member of the Board of Directors shall have one vote. In adopting a resolution of the Board of directors the Chairman of the Board of Directors shall have a decidng vote in the event of a tied vote of members of the Board of Directors.

14.14 The Chairman of the Company's Board of Directors shall organise the work of the Board of Directors, convene and chair its sessions, organise the keeping of minutes at sessions and ensure that effective functioning of the committees of the Board of Directors.

14.15 The Board of Directors may appoint a deputy Chairman of the Board of Directors. In the absencet of the Chairman of the Company's Board of Directors his functions (including the right to sign documents) shall be performed by his deputy and, in the absence of the latter is - by one of the members of the Board of Directors pursuant to a resolution of the Company's Board of Directors, adopted by a majority of votes of members participating in the session.

15. COMPANY'S MANAGEMENT BOARD

15.1 The Management Board is the collective executive body organising the implementation of resolutions of the Company's General Meeting of Shareholders and Board of Directors.

15.2 The number of members and members of the Management Board shall be determined by a resolution of the Company's Board of Directors upon proposal from the General Director and members of the Company's Board of Directors.

15.3 The Management Board shall be constituted for a term to be determined by the Company's Board of Directors when appointing its members.

Pursuant to a resolution of the Company's Board of Directors the authority of any member (all members) of the Company's Management Board may be terminated early.

In the event that the authority of individual members of the Management Board are terminated early the authority of newly appointed members of the Management Board will remain effective within the term for which the Company's Management Board was constituted.

15.4 The following matters relating to management of the Company's day-to-day activities will be referred to the authority of the Company's Management Board:

1) developing proposals relating to the principal directions of activity of the Company, including drafts of the annual budget, mid-term and long-term budgets, development strategies and programmes for the Company and proposals relating to amendments to such documents;
2) approving internal supervisory procedures;
3) determining the Company's staff and social policy;
4) approving the internal document regulating the general provisions for working incentives and considering and adopting resolutions on conclusion of collective agreements and contracts;
5) preparing materials and draft resolutions on matters to be considered by the General Meeting of Shareholders or Board of Directors and presenting materials to committees of the Board of Directors;
6) organisational and technical support of the activities of the Company's bodies;
7) determining the technical, financial, economic and pricing policies of the Company and its branche offices;
8) determining accounting policy and supervising improvements to accounting and administrative methods and the adoption of international accounting standards for the Company and its branche offices;
9) determining the methods for planning, budgeting and financial control for the Company and its branche offices;
10) determining security policies for the Company and its branche offices;
11) determining the procedure for allocating assets to branche offices and withdrawal of allocated assets from branche offices;
12) determining the number of members of the collective executive bodies of branche offices, appointing them, terminating their authority early and approving the regulations on branche offices' collective executive bodies;
13) preliminary approval of candidates for the position of deputy heads and chief accountants of branche and representative offices and relieving them of their duty;
14) approving the terms of agreements (supplementary agreements) with members of branche offices' collective executive bodies and the deputy heads and chief accountants of branche and representative offices and considering matters within the authority of the Management Board pursuant to such agreements;
15) approving branche offices' quarterly budgets and amending such documents;
16) analysing the results of performance of the Company's structural subdivisions, including separate structural subdivisions, and developing binding instructions for improvement of their work;

17) approving internal documents regulating matters within the authority of the Company's Management Board, subject to of documents to be approved by the Company's General Meeting of Shareholders or Board of Directors.

15.5 The Company's Management Board also has the right to adopt resolutions on other matters connected with the day-to-day management of the activities of the Company pursuant to the instructions from the Board of Directors or a proposal from the Company's General Director.

15.6 The procedure for convening and holding sessions of the Management Board and also the procedure for adoption of resolutions by the Management Board, the amount and procedure for paying compensations to members of the Management Board shall be established by the Regulation On the Management Board of the Company, to be approved by the Company's General Meeting of Shareholders.

15.7 The rights, duties and liability of members of the Management Board shall be determined in the agreement that each of them enters into with the Company. The Company's General Director shall sign the agreement on the behalf of the Company.

16. GENERAL DIRECTOR OF THE COMPANY

16.1 The General Director is the individual executive body managing the Company's day-to-day activities. The General Director shall be appointed by the Company's Board of Directors.

16.2 The General Director shall adopt resolutions on matters not referred to the authority of the Company's General Meeting of Shareholders, Board of Directors or Management Board pursuant to this Charters.

16.3 The General Director shall perform the functions of Chairman of the Company's Management Board.

16.4 The General Director shall acts on behalf of the Company without a power of attorney, including representation of the interests of the Company, conclusion of transactions on behalf of the Company, approval of staff-lists and issue of orders and instructions binding upon all of the Company's employees.

The General Director's rights, duties, salary and liability shall be determined in the agreement that he enters into with the Company. The Chairman of the Company's Board of Directors shall sign the agreement on behalf of the Company.

16.5 During the General Director's absence (illness, business trips, vacation etc.) the officer performing through the established procedure the duties of General Director shall have the right to issue power of attorneys on behalf of the Company.

16.6 The Company's Board of Directors may at any time adopt a resolution early terminating the authority of the Company's General Director and terminating the agreement with him.

17. COMPANY CORPORATE SECRETARY. OFFICE OF THE COMPANY CORPORATE SECRETARY.

17.1 Pursuant to a resolution of the Board of Directors a person may be appointed specifically to ensure that the bodies and officers of the Company comply with procedural requirements protecting the rights and interests of the Company's Shareholders – the Company Corporate Secretary.

17.2 The rights, duties, term of authority, salary and liability of the Company Corporate Secretary shall be specified in internal documents of the Company and in the agreement between the Company and the Company Corporate Secretary. The Chairman of the Board of Directors of the Company shall sign the agreement on behalf of the Company.

17.3 An office of the Company Corporate Secretary may be organised within the Office in order to ensure the effective performs of his duties by the Company Corporate Secretary. The structure, number and duties of the staff of the office shall be specified in an internal document of the Company approved by the Board of Directors.

18. SUPERVISION OF COMPANY FINANCIAL AND ECONOMIC ACTIVITY

18.1 In order to supervise financial and economic activity an internal audit commission and a special structural subdivision implementing internal supervision shall be created within the Company and an independent auditor shall be engaged.

18.2 The internal audit commission is an independent supervisory body of the Company. Its five members shall be elected at the annual General Meeting of Shareholders for the period up to the following annual General Meeting of Shareholders.

18.2.1 The authority of individual members or the all members of the internal audit commission may be terminated early by a resolution of the General Meeting of Shareholders.

In the event of early termination of the authority of members of the internal audit commission the authority of the new members of the internal audit commission shall remain in effect until the next annual General Meeting of Shareholders.

In the event that the number of members of the internal audit commission falls below half the number of elected members of the internal audit commission the Board of Directors must convene an extraordinary General Meeting of Shareholders to elect a new internal audit commission. The remaining members of the internal audit commission shall perform their functions until the new internal audit commission is elected at the extraordinary General Meeting of Shareholders.

18.2.2 The following matters a referred to the authority of the internal audit commission:

- verifying the accuracy of data in reports and other financial documents of the Company;
- discovering breaches of procedures established by legal acts of the Russian Federation on maintaining accounts and presenting financial reports;

- verifying the compliance with legal norms of the calculation and payment of taxes;
- discovering infringements of legal acts of the Russian Federation in accordance with which the Company conducts its financial and economic activity;
- assessing the economic feasibility of the Company's financial and economic operations.

18.2.3 The internal audit commission shall review the Company's financial and economic activity based on the Company's results for the year.

The Company's financial and economic activity shall also be reviewed:

at the initiative of the Company's internal audit commission;

pursuant to a resolution of the Company's General Meeting of Shareholders;

pursuant to a resolution of the Company's Board of Directors;

pursuant to a request of a shareholder (shareholders) of the Company holding a total of at least 10 percent of voting shares in the Company in respect of all matters within the authority of the General Meeting of Shareholders on the date that the request is presented.

18.2.4 Pursuant to a request of the internal audit commission, officers of the Company's management bodies must provide documents concerning the Company's financial and economic activity.

18.2.5 Working procedures for the internal audit commission and the amount and procedure for payment of the fees of members of the internal audit commission shall be determined in the Regulation On the Internal Audit Commission of the Company, to be approved by the General Meeting of Shareholders.

18.3 In order to ensure permanent internal supervision over performance of all economic operations a special structural subdivision shall be established within the Company that will be independent of the Company's executive bodies. The activity of such subdivision shall be under supervision of the Company's Board of Directors.

The functions of such structural subdivision, the procedure for performance of its activities and the procedure for appointing employees, requirements with respect to such employees shall be determined by an internal document approved by the Company's Board of Directors.

18.4 In order to verify and confirm the accuracy of the annual financial reports the Company shall each year engage a professional auditor, independent form any material interests connected with the Company or its shareholders.

18.4.1 The auditor shall audit the Company's financial and economic activity in accordance with legal acts of the Russian Federation on the basis of an agreement entered into with it.

18.4.2 The General Meeting of Shareholders shall approve the Company's auditor. The terms of the agreement to be entered into with the auditor, including the amount of fees payable for its services, shall be approved by the Company's Board of Directors.

18.4.3 The Company's activity must be audited at any time pursuant to a request of a shareholder with a total interest in the charter capital of 10 percent or more. Shareholders initiating an audit review shall submit to the Board of Directors a written request indicating the grounds of such request, the name of the shareholders and the quantity and category (type) of shares belonging to such shareholders and bearing the signature of the shareholder or its authorised representative. If the demand is signed by an authorised representative, a copy of the power of attorney must be attached to it.

19. COMPANY RECORDS AND REPORTS. INFORMATION ABOUT THE COMPANY.

19.1 The Company shall mainatian accounts and present financial reports through the procedure established by effective legislation of the Russian Federation.

19.2 [no 19.2]

19.3 The Company's financial year begins on 1 January and ends 31 December of the calendar year.

19.4 The Company's General Director will be liable for the organisation, compilation and accuracy of accounts of the Company, the prompt filing of the annual report and other financial reports with the relevant bodies and also information on the Company's activities to be presented to shareholders, creditors and the mass media in accordance with effective legislation.

19.5 The accuracy of information contained in the Company's annual report and annual accounts shall be confirmed by the Company's internal audit commission.

19.6 The Company's annual report is subject to preliminary approval by the Company's Board of Directors no later than 30 days before the date of the annual General Meeting of Shareholders.

The Company must provide shareholders with access to the documents listed in Article 89.1 of the Federal Law 'On Joint Stock Companies' through the procedure and within the deadlines specified in Article 91 of the Federal Law 'On Joint Stock Companies'.

The information provided in Article 92 of the Federal Law 'On Joint Stock Companies' shall be publicly available.

19.7 The Company shall organise storage of documents in accordance with Article 89 of the Federal Law 'On Joint Stock Companies'.

The Company shall store documents at the following address: Moscow, 6 Degtyarniy Pereulok, Building 2.

20. REORGANISATION OF THE COMPANY

20.1 The Company may be voluntarily reorganised pursuant to a resolution of the General Meeting of Shareholders. Other grounds and procedures for reorganisation the Company are determined by effective legislation of the Russian Federation.

20.2 The Company may be reorganised in the form of merger, takeover, division, spin-off or reformation into another organisational-legal form, through the procedure provided by the Federal Law 'On Joint Stock Companies'.

21. LIQUIDATION OF THE COMPANY

21.1 The Company may be voluntary liquidated pursuant to a resolution of the General Meeting of Shareholders or pursuant to a court judgement, under circumstances and through the procedure provided by effective legislation.

21.2 Under circumstances provided in effective legislation of the Russian Federation the Company must adopt a resolution for its voluntary liquidation.

21.3 If in the event of the Company's voluntary liquidation, its assets are insufficient for settlements with all Company creditors, the Chairman of the Company's liquidation commission appointed by the General Meeting of Shareholders must apply to an arbitrazh court for the implementation of simplified bankruptcy procedures of a debtor in liquidation with respect to the Company.

21.4 Liquidation will entail termination of the Company's activity without rights or duties being transferred to other parties through legal succession.

21.5 In the event liquidation of the Company (subject to liquidation pursuant to a court judgement) the Meeting of Shareholders shall approve a liquidation commission, determine the procedure and period for liquidation and establish the deadline for presentation of creditors' demands, which may not be less than two months following the date that notice of the Company's liquidation is published.

Upon appointment of the liquidation commission all authority in managing the Company's affairs shall be transferred to it.

21.6 The liquidation commission shall:

a) place notice of the Company's liquidation and the deadlines for presentation of creditors' demands in an appropriate body of the press;

b) undertake measures to identify creditors and obtain accounts receivable and notify creditors in writing of the Company's liquidation;

c) upon expiry of the period for presentation of creditors' demands, compile an interim liquidation balance sheet specifying the assets of the Company in liquidation, demands presented by creditors and the results of consideration thereof. The interim balance sheet shall be approved by the General Meeting of Shareholders upon agreement with the agency that conducted the state registration of the Company in liquidation;

d) in the event that the Company's monies are insufficient to settle creditors' demands, to sell other Company assets at public auction, through the procedure established for enforcement of court judgements;

e) make monetary payments to Company creditors through the procedure and in the order of priority established by the Civil Code of the Russian Federation in accordance with the interim balance sheet starting on the date of its approval, with the exception of creditors of the fifth order of priority, payments to whom shall be made one month after the date of approval of the interim balance sheet;

f) after completion of settlements with creditors the liquidation commission shall compile a liquidation balance sheet, to be approved by the General Meeting of Shareholders upon agreement with the agency that conducted the state registration of the Company in liquidation;

g) through the established procedure, distribute Company assets remaining after settlements with creditors amongst shareholders, in the following order of priority:

as a first priority, payments shall be made with respect to shares that must be repurchased pursuant to Article 75 of the Federal Law 'On Joint Stock Companies';

as a second priority, payments of accrued but outstanding dividends on preferred shares and the liquidation value of Type A preferred shares as determined by the Company Charter shall be paid;

as a third priority, the assets of the Company in liquidation shall be distributed amongst shareholders holding common shares.

Assets shall be distributed to shareholders of each subsequent order of priority after assets have been distributed to shareholders of the preceding order of priority in full.

21.7 Liquidation of the Company will be deemed complete and the Company to have ceased to exist from the moment the state registration agency makes the relevant record in the Unified State Register of Legal Entities.

№82-5198

Approved

by the General Meeting Of Shareholders

JSC CenterTelecom

20 February 2002

Protocol No. 10

Chairman of the
General Meeting of Shareholders ____________

REGULATIONS ON THE MANAGEMENT BOARD

JSC CENTERTELECOM

Moscow 2003

1. GENERAL PROVISIONS

1.1 These Regulations On the Management Board (hereinafter the "Regulations"), pursuant to the Civil Code of the Russian Federation, the Federal Law 'On Joint Stock Companies' and the Company Charter, establish the deadlines and procedure for convening and holding sessions of the Management Board and the procedure for adopting resolutions.

1.2 The Management Board is the collective executive body of the Company responsible for the management of the day-to-day activities of the Company.

2. PURPOSE AND PRINCIPLES OF THE MANAGEMENT BOARD

2.1 The purpose of the Management Board is to ensure the effective functioning of the Company.

2.2 In order to achieve its purpose the Management Board shall be governed by the following principles:

- Prompt adoption of resolutions that are as impartial as possible in the interests of the Company and its shareholders;
- conscientious, prompt and effective implementation of resolutions of the General Meeting of Shareholders and Board of Directors of the Company.

3. CHAIRMAN OF THE MANAGEMENT BOARD

3.1 The person acting as the individual executive body of the Company shall perform the functions of the Chairman of the Management Board.

3.2 The Chairman of the Management Board shall organise the conduction of sessions of the Management Board, chair at such sessions, sign on behalf of the Company all documents and protocols of the sessions of the Management Board and act on behalf of the Company without a power of attorney pursuant to the resolutions of the Management Board adopted within its authority.

3.3 If adoption of a resolution on any matter may not be deferred in the absence of the Chairman of the Management Board, the Acting General Director shall organise a session of the Management Board, chair at such session and sign the protocol of the session.

4. SECRETARY OF THE MANAGEMENT BOARD

4.1 The Secretary of the Management Board shall be appointed by members of the Management Board at the first session by a majority of votes of members of the Management Board participating in the session.

4.2 The Management Board may at any time relieve the Secretary of the Management Board of his duties and appoint a new Secretary of the Management Board.

4.3 In the absence of the Secretary of the Management Board the members of the Management Board by a majority vote shall appoint another person to perform the duties of the Secretary of the Management Board.

4.4 The Secretary of the Management Board has the right:

4.4.1 to request information and documents required to prepare materials relating to the matters on the agenda of the sessions of the Management Board from officers of the Company;

4.4.2 to receive a reward and compensation of expenses incurred in connection with the performance of functions of the Secretary of the Management Board, in the amount and through the procedure determined by a resolution of the Management Board.

4.5 The Secretary of the Management Board is obliged:

4.5.1 to keep and compile minutes of sessions of the Management Board;

4.5.2 to keep records of and store incoming documentation and copies of outgoing documentation of the Management Board;

4.5.3 to notify members of the Management Board of sessions of the Management Board through the procedure and within the deadlines established herein;

4.5.4 to present to the members of the Management Board materials required for consideration of matters on the agenda of sessions of the Management Board, through the procedure and within the deadlines established herein;

4.5.5 perform other functions as provided herein.

5. SESSIONS OF THE MANAGEMENT BOARD

5.1 Session of the Management Board may be held through joint attendance (including by conference call) or through *in absentia* voting.

5.2 Sessions of the Management Board must be held regularly, in accordance with the work schedule approved by a session of the Management Board. If necessary, the Management Board shall consider matters that are not on the work schedule.

5.3 Sessions of the Management Board shall be convened by the Chairman of the Management Board at its own initiative or pursuant to a request of a member of the Management Board.

5.4 Members of the Management Board shall be notified, in any form, of convocation of a session of the Management Board, of the form, venue, time (if the session is held through joint attendance) and agenda of such session at least five working days before the date of the session by the Secretary of the Managemnet Board.

The aforementioned deadline may be reduced if an a doption of a resolution is urgently required on any matter.

With the notice the members of the Management Board must be provided with all necessary materials concerning matters on the agenda.

5.5 The quorum for sessions of the Management Board shall be at least half the number of appointed members of the Management Board.

If the number of members of the Management Board falls below that quorum the Board of Directors of the Company must adopt a resolution to determine the number of members of the Management Board and appoint its members.

5.6 When adopting resolutions by the Management Board, members of the Management Board attending the session shall express their opinion on matters on the agenda by voting.

5.7 If members of the Management Board cannot attend a session in person or if a session is held through *in absentia* voting, members of the Management Board must express their opinions on matters on the agenda in writing.

If a written opinion of a member of the Management Board contains the vote of that member it shall count in determining whether there is a quorum and the results of voting.

Members of the Management Board must present their written opinions before the session of the Management Board is held or, if the session is held through *in absentia* voting, no later than the final acceptance date of written opinions of members of the Management Board.

The Chairman must announce the written opinion of any member of the Management Board absent from the session of the Management Board before voting commences on the matter on the agenda in respect of which the opinion has been provided.

5.8 Resolutions shall be adopted at sessions of the Management Board by a majority of votes of members of the Management Board participating in the session.

5.9 Each member of the Management Board has one vote at adopting resolution at sessions of the Management Board.

Members of the Management Board may not assign their right to vote to any other party, including to another member of the Management Board.

If an equal number of votes of members of the Company's Management Board is cast for and against a resolution the Chairman of the Management Board shall have the casting vote.

5.10 The Secretary to the Management Board shall keep minutes at sessions of the Management Board.

Minutes of a session of the Management Board shall be compiled within three days following the session.

Minutes of a session shall specify:

- the form of the session;

- the venue and time of the session (if through joint attendance);
- persons participating in the session;
- form of participation by each member of the Management Board, if the session is held through joint attendance (personal attendance, conference call, written opinion);
- agenda of the session;
- matters put to the vote and the results of voting;
- resolutions adopted.

Minutes of a session of the Management Board shall be signed by the Chairman and the Secretary of the Management Board.

The Company must store minutes of sessions of the Management Board at the location of its executive body, through the procedure and for the periods established by the federal governmental body for the securities market. If such periods have not been established the Company must store minutes of sessions of the Management Board permanently.

The Company must ensure that members of the Board of Directors, the internal audit commission, auditor and shareholders of the Company holding a total of at least 25 percent of voting shares of the Company have access to minutes of sessions of the Management Board.

6. REWARD OF MEMBERS OF THE MANAGEMENT BOARD, COMPENSATION OF EXPENSES INCURRED IN CONNECTION WITH THE PERFORMANCE OF THEIR DUTIES

6.1 During the term of their authority members of the Management Board will receive a reward and compensation of expenses incurred in connection with the performance of functions of members of the Management Board.

6.2 The reward shall be amount to a percentage of the Company's net profit for the reporting quarter according to the Company's accounts and shall be paid each quarter.

6.3 The amount of the reward payable and distribution of the reward among the members of the Management Board shall be determined by a resolution of the Board of Directors of the Company pursuant to a proposal from the Chairman of the Management Board.

6.4 The level (percentage) of deductions for calculating the reward shall be determined by a resolution of the Board of Directors.

6.5 Members of the Management Board have the right to participate in Company options programs.

7. PROCEDURE FOR APPROVAL AND AMENDMENT HEREOF

7.1 These Regulations shall be approved by the General Meeting of Shareholders by a majority of votes of shareholders holding voting shares of the Company.

7.2 These Regulations may be supplemented or amended by the General Meeting of Shareholders by a majority of votes of shareholders holding voting shares of the Company.

7.3 If individual clauses herein become inconsistent with the legislation of the Russian Federation or the Company Charter pursuant to amendments thereto, these Regulations shall apply in that part not contravening effective legislation or the Company Charter.

№ 82-5198

Approved

by the General Meeting Of Shareholders

JSC CenterTelecom

20 February 2002

Protocol No. 10

Chairman of the
General Meeting of Shareholders

REGULATIONS ON THE BOARD OF DIRECTORS
JSC CenterTelecom

Moscow 2003

1. GENERAL PROVISIONS

1.1 These Regulations On the Board of Directors (hereinafter the "Regulations"), according with the Civil Code of the Russian Federation, the Federal Law 'On Joint Stock Companies' and the Company Charter, establish the procedure for convening and holding sessions of the Board of Directors and the amount and procedure of payment of rewards and compensation to members of the Board of Directors of the Company.

1.2 The Board of Directors is a collective management body of the Company responsible for the general management of the activities of the Company, save for resolution of matters referred to the authority of the General Meeting of Shareholders of the Company pursuant to the federal laws and the Charter of the Company.

2. PURPOSE AND PRINCIPLES OF THE BOARD OF DIRECTORS

2.1 The purpose of the Board of Directors is to ensure maximum profit and asset growth for the Company, to protect the rights and legal interests of shareholders and to ensure that public information about the Company is complete, accurate and impartial.

2.2 In order to achieve its purpose the Board of Directors shall be governed by the following principles:

- adoption of resolutions on the basis of accurate information about the activities of the Company;
- elimination of restrictions with respect to rights of shareholders to participate in management of the affairs of the Company, receive dividends and obtain information about the Company;
- achievement of a balance of interests of the various groups of shareholders and adoption by the Board of Directors of resolutions that are as impartial as possible in the interests of all shareholders of the Company.

3. RIGHTS AND DUTIES OF MEMBERS OF THE BOARD OF DIRECTORS, PROCEDURE FOR PERFORMING DUTIES

3.1 Members of the Board of Directors have the right:

3.1.1 to request that officers of the Company provide any information on the activities of the Company and any documents listed in Article 89 of the Federal Law 'On Joint Stock Companies', through the procedure established herein;

3.1.2 to receive rewards for performance of their duties and compensation of expenses incurred in their capacity as members of the Board of Directors, in the cases and amounts established herein;

3.1.3 to demand that their own opinions concerning matters on the agenda and resolutions adopted be reflected in the minutes of sessions of the Board of Directors.

3.2 Members of the Board of Directors must:

3.2.1 be loyal to the Company, i.e. refrain from using their position within the Company in the interests of other persons;

3.2.2 act within their authorities, in accordance with the purposes and principles of the Board of Directors;

3.2.3 act reasonably and in good faith in respect of the affairs of the Company;

3.2.4 not disclose any confidential information about the activities of the Company that they becomes aware of;

3.2.5 initiate sessions of the Board of Directors to address urgent matters;

3.2.6 participate in adoption of resolutions of the Board of Directors by voting on matters on the agenda of its sessions;

3.2.7 adopt well-founded resolutions, to which end they shall study any necessary information (materials);

3.2.8 assess risks and detrimental consequences in adopting resolutions;

3.2.9 promptly inform the Company of their affiliate status and changes therein;

3.2.10 make the Board of Directors aware of details of contemplated transactions with respect to which they might interested persons.

3.3 The office of member of the Board of Directors is continuous and is not limited to participation in adoption of resolutions of the Board of Directors.

3.4 The Company must, upon a verbal or written request from a member of the Board of Directors, provide it with access to information and documents listed in Clause 3.1.1 herein.

Such requested information and documents must be provided to the member of the Board of Directors within five days as of the day of presentation of such request .

Upon request off a member of the Board of Directors the Company must provide it with copies of requested documents.

4. CHAIRMAN OF THE BOARD OF DIRECTORS

4.1 The Chairman of the Board of Directors shall be elected by members of the Board of Directors from their number by a majority of votes of members of the Board of Directors of the Company participating in the session at the first session.

4.2 The person performing the functions of individual executive body of the Company may not simultaneously be Chairman of the Board of Directors.

4.3 The Board of Directors may at any time re-elect the Chairman of the Board of Directors.

4.4 Members of the Board of Directors may elect a deputy Chairman. In the absence of the Chairman of the Board of Directors of the Company all his functions (including signature of documents) shall be performed by his deputy or, in the absence of latter - by one of the members of the Board of Directors, pursuant to a resolution of the Board of Directors of the Company adopted by a majority of votes of members participating in the session.

4.5 The Chairman of the Board of Directors shall organise the work of the Board of Directors, convene and chair at its sessions and organise the keeping of minutes of sessions.

4.6 The Chairman of the Board of Directors may not delegate his functions to another person.

5. SECRETARY OF THE BOARD OF DIRECTORS

5.1 The Secretary of the Board of Directors shall be appointed by members of the Board of Directors at the first session by a majority of votes of members of the Board of Directors participating in the session.

5.2 The Board of Directors may at any time to relieve the Secretary of the Board of Directors of his duties and appoint a new Secretary of the Board of Directors.

5.3 In the absence of the Secretary of the Board of Directors the performance of his duties shall be imposed on another person by a majority of votes of members of the Board of Directors participating in the session.

Shall a Company Corporate Secretary be appointed pursuant to a resolution of the Board of Directors, the Company Corporate Secretary shall perform the functions of Secretary of the Board of Directors.

5.4 The Secretary of the Board of Directors has the right:

5.4.1 to request that officers of the Company provide information and documents required for preparation of materials relating to matters on the agenda of sessions of the Board of Directors;

5.4.2 to receive rewards for performance of his duties and compensation of expenses incurred in his capacity as Secretary of the Board of Directors, in the amount and through the procedure established by a resolution of the Board of Directors.

5.5 The Secretary to the Board of Directors must:

5.5.1 keep and compile minutes of sessions of the Board of Directors;

5.5.2 keep records of and store incoming documentation and copies of outgoing documentation of the Board of Directors;

5.5.3 notify members of the Board of Directors of sessions of the Board of Directors through the procedure and within the deadlines established herein;

5.5.4 send members of the Board of Directors materials required for consideration of matters on the agenda of sessions of the Board of Directors, through the procedure and within the deadlines established herein;

5.5.5 perform other functions as provided herein.

6. SESSIONS OF THE BOARD OF DIRECTORS

6.1 A session of the Board of Directors may be held in the form of joint attendance (including by conference call) or *in absentia* voting.

6.2 Sessions of the Board of Directors must be held regularly, in accordance with the work schedule approved at a session of the Board of Directors. If it is necessary, the Board of Directors shall consider matters that are not on the work schedule.

6.3 Sessions of the Board of Directors shall be convened by the Chairman of the Board of Directors at its own initiative or pursuant to a request from a member of the Board of Directors, the Internal Audit Commission or auditor, the individual or collective executive body of the Company or shareholders (a shareholder) holding a total of at least 5 percent of voting shares of the Company.

6.4 A request for a session of the Board of Directors must contain the following information:

6.4.1 name of the person initiating convocation or name of the body or legal entity presenting the request;

6.4.2 if the request for a session originates from a shareholder, the quantity and category (type) of shares belonging to it;

6.4.3 form for the session (joint attendance or *in absentia* voting);

6.4.4 the date of the session to be held in the form of joint attendance, or, if the session is to be held in the form of *in absentia* voting, the final acceptance date of written opinions of members of the Board of Directors on matters on the agenda;

6.4.5 agenda for the session;

6.4.6 list of information (materials) to be provided to members of the Board of Directors in preparation for the session.

A request for a session of the Board of Directors may also include the following information:

6.4.7 time and venue of the session (if held in the form of joint attendance);

6.4.8 draft resolutions on matters on the agenda;

6.4.9 other information, at the discretion of the person initiating the session.

6.5 Notice of a session of the Board of Directors shall be given to each member of the Board of Directors together with any necessary materials at least 14 days before the session.

If pursuant to effective legislation the session of the Board of Directors is required to be held within shorter deadlines, the deadline for dispatch of notices and necessary materials shall be reduced.

If the agenda includes matters relating to the budget of the Company (approval, adjustment or results of execution thereof), notice of the session of the Board of Directors and materials required for consideration of the such matters shall be given to members of the Board of Directors at least 20 days before the session, if held in the form of joint attendance (final acceptance date of written opinions of members of the Board of Directors on matters on the agenda).

All of the aforementioned deadlines may also be reduced, if a resolution is urgently required on any matter, provided that none of the members of the Board of Directors objects.

Notice of a session shall be given to members of the Board of Directors in written or in other form convenient to them (including per post, telegram, teletype or telephone or electronic or other means of communication).

Notice of a session must contain information provided in sub-clauses 6.4.3-6.4.8 herein and also specify the address to which members of the Board of Directors may send their written opinions.

If circumstances render it impossible or difficult for a session of the Board of Directors to be held at the venue and (or) time notified to members of the Board of Directors, a session with the scheduled agenda may be held at another venue and (or) time.

All members of the Board of Directors must be notified of any change in venue and (or) time of a session of the Board of Directors, with regard to the time necessary for members of the Board of Directors to arrive to a session. Notice of such changes shall be given to members of the Board of Directors in any form that ensures that the member of the Board of Directors receives the notice at the address of the member of the Board of Directors or the address at which it takes receipt of correspondence.

The first (organisational) session of the Board of Directors will be held without prior notification on the day of the general meeting of shareholders at which the Board of Directors is elected (if the resolution electing members of the Board of Directors and the results of voting on it have been announced at the General Meeting of Shareholders during which the vote took place).

6.6 In adopting resolutions by the Board of Directors, members of the Board of Directors attending the session shall express their opinion on matters on the agenda by voting.

6.7 If members of the Board of Directors cannot attend a session in person or if a session is held in the form of *in absentia* voting, members of the Board of Directors shall express their opinions on matters on the agenda in writing.

If a written opinion of a member of the Board of Directors contains the vote of such member, it shall be taken into account in determining whether there is a quorum and the results of voting.

Members of the Board of Directors must present their written opinions before the session of the Board of Directors is held or, if the session is held in the form of *in absentia* voting - no later than the final acceptance date of written opinions of members of the Board of Directors.

6.8 The party chairing at the session must announce the written opinion of any member of the Board of Directors absent from the session of the Board of Directors before voting commences on the matter on the agenda in respect of which the opinion has been presented.

If a written opinion contains a proposal of a draft resolution that differs substantially from the draft resolution initially proposed, the Secretary of the Board of Directors must, before the minutes are compiled, acquaint other members of the Board of Directors with that opinion and suggest that they give their opinion on it, to be expressed by voting, in writing or in another form convenient to them (including by post, telegram, teletype or telephone or electronic or other means of communication).

6.9 Before a resolution is adopted on a matter that has been preliminarily considered by a committee of the Board of Directors, members of the Board of Directors must be given the opportunity to acquaint themselves with the opinions (recommendations) of the relevant committee.

6.10 Each member of the Board of Directors has one vote in adopting resolution at sessions of the Board of Directors.

Members of the Board of Directors may not assign their right to vote to any other party, including to another member of the Board of Directors.

If an equal number of votes of members of the Board of Directors is cast for and against a resolution the Chairman of the Board of Directors shall have the decisive vote.

6.11 The Secretary of the Board of Directors shall keep minutes at sessions of the Board of Directors.

Minutes of a session of the Board of Directors shall be compiled within three days following a session held in the form of joint attendance (expiry of the final acceptance deadline of written opinions, if held in the form of *in absentia* voting).

Minutes of a session shall specify:

- the venue and time at which it was held, if held in the form of joint attendance, or, if held in the form of *in absentia* voting - the place in which the minutes were compiled and the final acceptance date of written opinions of members of the Board of Directors;
- persons attending the session (if the session is held in the form of joint attendance);
- persons providing written opinions on matters on the agenda;
- agenda of the session;
- matters put to the vote and the results of voting;

- resolutions adopted.

Minutes of a session of the Board of Directors shall be signed by the person chairing at the session of the Board of Directors and the Secretary of the Board of Directors.

If written opinions of members of the Board of Directors are taken into account when determining whether there is a quorum and the results of voting, written opinions received from members of the Board of Directors on matters on the agenda shall be attached to the minutes as supplements.

The Company must store minutes of sessions of the Board of Directors at the location of its executive body, according to the procedure and for the period established by the federal executive body for the securities market. If no such period has been established the Company must store minutes of sessions of the Board of Directors for an indefinite period of time.

The Company must ensure that shareholders, members of the Board of Directors and the Internal Audit Commission and auditor have access to minutes of sessions of the Board of Directors.

6.12 If pursuant to the Charter of the Company, a resolution must be adopted by a majority of three quarters of votes or unanimously by all members of the Board of Directors, not counting the votes of former members of the Board of Directors, former members of the Board of Directors shall be deemed those deceased, missing or legally incapable.

7. REWARDS OF MEMBERS OF THE BOARD OF DIRECTORS, COMPENSATION OF EXPENSES INCURRED IN PERFORMANCE OF THEIR DUTIES

7.1 During the term of their authority members of the Board of Directors of the Company will be paid rewards and receive compensations of expenses incurred in their capacity as members of the Board of Directors.

7.2 The reward of members of the Board of Directors shall comprise of quarterly and annual rewards.

7.3 The quarterly reward to each member of the Board of Directors shall be established as a percentage of the Company's income from the sale of goods, products, works and services for the reporting quarter according to the Company's accounts.

The reward of the Chairman of the Board of Directors shall be established using a coefficient of 1.3.

Rewards of members of the Board of Directors shall be reduced by:

30% - if the member attends fewer than half the sessions of the Board of Directors held in the form of joint attendance;

100% - if the member participated in fewer than half of all sessions of the Board of Directors.

For the quarter during which the Board of Directors is re-elected, members of the Board of Directors shall be paid rewards proportionate to the amount of time worked in such quarter.

7.4 Annual reward of the entire Board of Directors of the Company shall be set as a percentage of the Company's net profits for the reporting year according to the Company's accounts.

The amount of annual reward of each member of the Board of Directors shall be determined by a resolution of the Board of Directors of the Company at the same time as the Company's annual report is preliminarily approved.

7.5 The level (percentage) of deductions for determination of quarterly and annual rewards shall be determined by a resolution of the General Meeting of Shareholders electing the members of the Board of Directors in question.

7.6 Members of the Board of Directors have the right to participate in Company option plans.

8. PROCEDURE FOR APPROVING AND INTRODUCING AMENDMENTS TO THE REGULATIONS

8.1 These Regulations shall be approved by the General Meeting of Shareholders by a majority of votes of shareholders holding voting shares of the Company.

8.2 These Regulations may be supplemented or amended by the General Meeting of Shareholders by a majority of votes of shareholders holding voting shares of the Company.

8.3 If individual clauses hereof become inconsistent with the legislation of the Russian Federation or the Charter of the Company pursuant to amendments thereto, these Regulations shall apply in that part not contradicting effective legislation or the Charter of the Company.

№ 82-5198

Approved

by the General Meeting of Shareholders

JSC CenterTelecom

20 February 2003

Minutes No. 10

REGULATIONS
On the General Meeting of Shareholders
Joint Stock Central Telecommunication Company

Moscow 2003

These Regulations On the General Meeting of Shareholders (hereinafter the "Regulations"), pursuant to the Civil Code of the Russian Federation, the Federal Law 'On Joint Stock Companies' and the Charter of Joint-Stock Central Telecommunication Company (hereinafter the "Company") establish the procedure for conducting the General Meeting of Shareholders and other issues connected with preparing for and conducting annual and extraordinary general meetings of shareholders.

1. GENERAL MEETING OF SHAREHOLDERS: TYPES, FORMS, TIMING, VENUE

1.1 [no 1.1]

1.2 The General Meeting of Shareholders is the highest management body of the Company.

1.3 The Company must each year conduct an annual general meeting of shareholders.

The annual general meeting of shareholders shall address the following matters:

election of the Board of Directors of the Company;

election of the Internal Audit Commission of the Company;

approval of the auditor of the Company;

approval of the Company's annual reports and annual accounts, including the Company's profit and loss reports (profit and loss accounts) and distribution of profit, including payment (declaration) of dividends and Company losses according to the results of the financial year;

other matters within the authority of the General Meeting of Shareholders may also be resolved.

1.4 General meetings of shareholders other than the annual general meetings of shareholders are extraordinary general meetings of shareholders.

An extraordinary general meeting of shareholders shall be held pursuant to a resolution of the Board of Directors, adopted at its own initiative or pursuant to a request from the Internal Audit Commission of the Company, the auditor of the Company or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company as of the date that the request is presented, through the procedure provided herein.

1.5 The General Meeting of Shareholders may be held in the form of:

a meeting – joint attendance by shareholders to discuss matters on the agenda and adopt resolutions on matters put to the vote;

in absentia voting.

A General Meeting of Shareholders the agenda of which includes such matters as election of the Board of Directors of the Company, election of the Internal Audit Commission of the Company, approval of the auditor of the Company or approval of the Company's annual reports and annual accounts, including the Company's profit and loss reports

(profit and loss accounts) and distribution of profit, including payment (declaration) of dividends and Company losses according to the results of the financial year, may not be held in the form of *in absentia* voting.

1.6 The annual general meeting of shareholders shall be held no sooner than four months and no later than six months after the end of the financial year.

1.7 An extraordinary general meeting of shareholders convened pursuant to a request from the Internal Audit Commission of the Company, the auditor of the Company or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company must be held within 40 days from the moment the request for holding an extraordinary general meeting of shareholders has been presented.

1.8 An extraordinary general meeting of shareholders convened pursuant to a request from the Internal Audit Commission of the Company, the auditor of the Company or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company must, if the agenda includes election of the Board of Directors of the Company, be held within 70 days from the moment the request for holding an extraordinary general meeting of shareholders has been presented.

1.9 If the number of members of the Board of Directors of the Company falls below the quorum for sessions of the Board of Directors of the Company, an extraordinary general meeting of shareholders convened pursuant to a resolution of the Board of Directors of the Company at its own initiative to elect the Board of Directors of the Company, must be held within 70 days from the moment the Board of Directors of the Company has adopted the resolution to hold the meeting.

1.10 Except as provided in Clause 1.9 herein, an extraordinary general meeting of shareholders convened pursuant to a resolution of the Board of Directors of the Company at its own initiative to address any matters within the authority of the General Meeting of Shareholders, including:

- early termination of the authorities of the Board of Directors of the Company and election of the Board of Directors of the Company (if the number of members of the Board of Directors of the Company is not less than the quorum for sessions of the Board of Directors of the Company);
- election of the Company's Board of Directors (if the Board of Directors has not, for whatever reason, been elected);

shall be held within the deadlines determined by the Board of Directors of the Company with regard to requirements of the effective legislation and the Company's Charter.

2. PROCEDURE FOR PROPOSING MATTERS FOR THE AGENDA OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS, NOMINATING CANDIDATES FOR COMPANY BODIES TO BE ELECTED BY THE GENERAL MEETING OF SHAREHOLDERS AND PRESENTING REQUESTS FOR CONVOCATION OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

2.1 Proposals of matters for the agenda of the annual general meeting of shareholders, proposals nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders and requests for an extraordinary general meeting of shareholders may be submitted by:

post to the address (location) of the Company's individual executive body as specified in the Unified State Register of Legal Entities;

delivery against signature to the person performing the functions of Company's individual executive body, the Chairman of the Board of Directors of the Company, the Company Corporate Secretary or other person authorised to take receipt of written correspondence addressed to the Company;

fax.

2.2 A proposal of matters for the agenda of the annual general meeting of shareholders or a proposal nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders must contain information stipulated in Article 53 of the Federal Law 'On Joint Stock Companies'. A request for an extraordinary general meeting of shareholders must contain information stipulated in Article 55 of the Federal Law 'On Joint Stock Companies'. The relevant requirements of Article 53 of the Federal Law 'On Joint Stock Companies' shall apply to a proposal nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders that is presented as part of a request for an extraordinary general meeting of shareholders.

2.3 Proposals of matters for the agenda of the annual general meeting of shareholders, proposals nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders and requests for an extraordinary general meeting of shareholders will be deemed to have originated from those shareholders who have signed them (or whose representatives have signed them).

2.4 The proportion of voting shares belonging to a shareholder (shareholders) submitting a proposal of matters for the agenda of the annual general meeting of shareholders and/or a proposal nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders shall be determined as of the date on which the proposal is submitted.

The proportion of voting shares belonging to a shareholder (shareholders) requesting convocation of an extraordinary general meeting of shareholders shall be determined as of the date of presentation of such request.

2.5 If a proposal of matters for the agenda of the annual general meeting of shareholders, a proposal nominating candidates for bodies of the Company to be elected by the General

Meeting of Shareholders or a request for an extraordinary general meeting of shareholders is signed by the representative of a shareholder, a power of attorney (copy thereof certified through the established procedure) must be annexed to the request (proposal). The power of attorney must specify the details of the representative and the represented person, which pursuant to the Federal Law 'On Joint Stock Companies' must be indicated in a power of attorney for voting, and must be drawn up in accordance with requirements of the Federal Law 'On Joint Stock Companies' for documenting a power of attorney for voting.

2.6 If a proposal of matters for the agenda of the annual general meeting of shareholders, a proposal nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders or a request for an extraordinary general meeting of shareholders is signed by a shareholder (representative thereof) rights to the shares of which are recorded in a depositary account with a depository, an extract from the shareholder's depository account with the depository that records rights to such shares shall be annexed to the proposal (request).

2.7 If candidates are nominated for the Board of Directors of the Company or Internal Audit Commission, nominated candidates' written consent and information on candidates to be provided to persons entitled to participate in the General Meeting in preparation for the General Meeting may be attached to the proposal.

2.8 If a proposal of matters for the agenda of the annual general meeting of shareholders or a proposal nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders is sent by mail, the date of the proposal will be the postmark date of dispatch.

If a request for an extraordinary general meeting of shareholders is sent by non-registered letter or other non-registered mail the date of presentation of such request will be the postmark date confirming the date of receipt of mail or, if a request for an extraordinary general meeting of shareholders is sent by registered letter or other registered mail – the date that the postal communication is delivered to the addressee against signature.

2.9 If a proposal of matters for the agenda of the annual general meeting of shareholders, a proposal nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders or a request for an extraordinary general meeting of shareholders is delivered against signature, the date of the proposal or request will be the delivery date.

2.10 If a proposal of matters for the agenda of the annual general meeting of shareholders, a proposal nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders or a request for an extraordinary general meeting of shareholders is sent by fax, the date of the proposal or request will be the date that the Company receives the fax transmission through the procedure provided in the second paragraph of this Clause.

A facsimile transmission containing a proposal or request must be sent to the Company's fax number and received by the Company no later than the official end of the Company's working day. When a fax is sent, the last name of the party sending the text, the date and time of its transmission and the last name of the addressee shall be shown on the copy of

the text being transmitted. The person transmitting the text must request confirmation of receipt of the text and the addressee must confirm receipt by sending a return fax.

If the Company receives the original of a proposal or request sent by fax, the date of the proposal or request will be the date on which the Company receives the fax.

2.11 The Board of Directors of the Company must consider incoming proposals of matters for the agenda of the annual general meeting of shareholders or proposals nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders and adopt relevant resolutions no later than five days following the deadline for receipt of proposals established by the Company's Charter.

Proposals of matters for the agenda of the annual general meeting of shareholders or proposals nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders received after the established deadline for consideration of proposals shall also be considered by the Board of Directors through the procedure provided by effective legislation.

2.12 Proposals of matters for the agenda of the annual general meeting of shareholders, proposals nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders and requests for an extraordinary general meeting of shareholders received by the Company may be withdrawn by the persons that submitted the proposal or request. Such withdrawal may be done through any of the means of communication provided in Clause 2.1 herein for submitting proposals and requests. The date of receipt by the Company of the relevant postal communication, the delivery date of the withdrawal or the date of receipt by the Company of the relevant fax will be deemed the date of receipt of the withdrawal.

3. PREPARATIONS FOR THE GENERAL MEETING OF SHAREHOLDERS

3.1 In preparing for the General Meeting of Shareholders, the Board of Directors of the Company shall determine:

the form of the General Meeting of Shareholders;

the date, venue, and time of the General Meeting of Shareholders and the postal address to which completed ballots may be sent or, if the General Meeting of Shareholders is held in the form of *in absentia* voting, the final acceptance date for ballots and the postal address to which completed ballots should be sent;

the time at which registration of persons participating in the General Meeting of Shareholders will commence;

date of compilation of the list of persons entitled to participate in the General Meeting of Shareholders;

the agenda of the General Meeting of Shareholders;

the type (types) of preferred shares holders of which have the right to vote on matters on the agenda of the General Meeting of Shareholders;

the procedure for notifying shareholders of the General Meeting of Shareholders;

the list of and procedure for providing information (materials) to be provided to shareholders in preparation for the General Meeting of Shareholders;

form and text of the ballot.

3.2 The venue for the General Meeting of Shareholders should be the City of Moscow, the populated area in which the Company is located or another populated area on the territory of the Russian Federation where a branch or representative office of the Company is located.

3.3 In determining the time of the General Meeting of Shareholders the number of matters on the agenda of the Meeting must be taken into consideration. The meeting may not be held earlier than 09:00 or later than 22:00 local time.

3.4 In determining the time of commencement of registration of persons participating in the General Meeting of Shareholders the number of such persons included in the relevant list must be taken into consideration

3.5 In approving the agenda for a General Meeting of Shareholders the Board of Directors of the Company may consolidate two or more matters within the authority of the General Meeting of Shareholders into one matter on the agenda of the meeting.

Matters may be consolidated only if a resolution cannot be adopted on one of the matters without adopting resolutions on other, interrelated matters.

The following matters may not be consolidated:

matters upon which different groups of voters are to vote;

matters resolutions upon which require different numbers of votes of shareholders holding voting shares and taking part in the meeting.

4. NOTICE OF A GENERAL MEETING OF SHAREHOLDERS

4.1 Notice of a General Meeting of Shareholders must be given at least 20 days prior to the meeting and notice of a General Meeting of Shareholders the agenda of which includes reorganisation of the Company – at least 30 days beforehand.

If the proposed agenda for an extraordinary general meeting of shareholders includes election of the Board of Directors of the Company, notice of the extraordinary general meeting of shareholders must be given at least 50 days prior to the date of the meeting.

Notice of a General Meeting of Shareholders must be given in the form provided by effective legislation of the Russian Federation and the Company Charter through the procedures established by the Board of Directors of the Company.

4.2 Notice of a General Meeting of Shareholders must specify:

full company name and location of Company;

form of the General Meeting of Shareholders (meeting or *in absentia* voting);

the date, venue, and time of the General Meeting of Shareholders and the postal address to which completed ballots may be sent or, if the General Meeting of Shareholders is held in the form of *in absentia* voting, the final acceptance date for ballots and the postal address to which completed ballots should be sent;

the time at which registration of parties (representatives thereof) participating in the general meeting of shareholders will commence;

compilation date for the list of parties entitled to participate in the general meeting of shareholders;

the agenda of the General Meeting of Shareholders;

procedure for confirmation of authority of representatives of persons entitled to participate in the General Meeting of Shareholders;

procedure for acquaintance with information (materials) to be provided to persons entitled to participate in the General Meeting of Shareholders in preparation for the general meeting and the address (addresses) at which such information (materials) will be made available for acquaintance (the address (location) of the Company's individual executive body and also the addresses of other places at which information (materials) will be provided).

4.3 If the agenda of a General Meeting of Shareholders includes matters that might give rise to the right to demand the repurchase of the shares by the Company, the notice to shareholders of the General Meeting of Shareholders shall contain the following information, in addition to the information specified in Clause 4.2 herein:

that shareholders holding voting shares of the Company have the right to demand the repurchase of the shares belonging to them by the Company, if they have voted against the resolution or have not voted on such matters;

price and procedure for repurchase of shares.

4.4 Notice to shareholders of an extraordinary general meeting of shareholders the agenda of which includes election of the Board of Directors of the Company shall contain, in addition to the information specified in Clause 4.2 herein, information on the procedure and deadlines for shareholders (shareholder) holding a total of at least 2 percent of voting shares of the Company to nominate candidates for the Board of Directors of the Company.

4.5 In addition to information specified in Clauses 4.2-4.4 herein, notice of a General Meeting of Shareholders may contain other information on the procedure for shareholders to participate in the general meeting of shareholders.

5. QUORUM FOR THE GENERAL MEETING OF SHAREHOLDERS. REPEAT GENERAL MEETINGS OF SHAREHOLDERS.

5.1 The general meeting of shareholders will be competent (quorate), if shareholders holding a total of more than half the votes conferred by placed voting shares of the Company participate in it.

Shareholders registered to participate in the general meeting of shareholders and shareholders whose ballots have been received no later than 2 days before the date of the general meeting of shareholders will be deemed to have participated in the general meeting of shareholders. Shareholders whose ballots have been received by the final acceptance date for ballots will be deemed to have participated in a general meeting of shareholders held through *in absentia* voting.

5.2 If there is no quorum for the annual general meeting of shareholders a repeat general meeting of shareholders must be held with the same agenda. If there is no quorum for an extraordinary general meeting of shareholders a repeat general meeting of shareholders may be held with the same agenda.

A repeat general meeting of shareholders will be competent (quorate), if shareholders holding a total of at least 30 percent of votes conferred by placed voting shares of the Company participate in it.

Notice of a repeat general meeting of shareholders shall be given and ballots delivered no later than 20 days before the date of the repeat general meeting of shareholders.

Notice of a repeat general meeting of shareholders the agenda of which includes reorganisation of the Company shall be given no later than 30 days before the date of the repeat general meeting of shareholders.

If a repeat general meeting of shareholders is held less than 40 days after the non-quorate general meeting of shareholders, the persons entitled to participate in the general meeting of shareholders shall be determined according to the list of persons entitled to participate in the non-quorate general meeting of shareholders.

5.3 According to the results on determining quorum for matters on the agenda of the general meeting of shareholders the Registrar of the Company, in its capacity as Counting Commission, shall compile minutes on determination of the quorum, which minutes shall be signed by persons authorised by the Registrar.

If there is a quorum for the general meeting of shareholders minutes on determination of the quorum shall be compiled within 15 days after the meeting is closed or the final acceptance date for ballots, if the meeting is held through *in absentia* voting.

If there is no quorum for a general meeting of shareholders the minutes on determination of the quorum shall be compiled within 15 days after the date upon which the non-quorate meeting was to have been held or the date which was to have been the final acceptance date for ballots, if the non-quorate meeting was to have been held through *in absentia* voting.

6. GROUPS OF VOTERS AT THE GENERAL MEETING OF SHAREHOLDERS

6.1 If the agenda of a general meeting of shareholders includes matters upon which different groups of voters are to vote, the quorum will be determined separately for adoption of resolutions on each of those matters. If there is no quorum for adopting a resolution on matters to be voted upon by one group of voters, this will not impede adoption of a

resolution on matters to be voted upon by another group of voters for which there is a quorum.

6.2 The matters within the authority of the general meeting of shareholders for which voting groups are determined separately include:

1) election of members of the Internal Audit Commission and early termination of their authority;

2) adoption of a resolution to approve "interested party" transactions;

3) releasing the person that has, independently or jointly with its affiliates, acquired 30 or more percent of placed common shares of the Company from the duty to purchase shares from other Company shareholders;

4) reorganisation of the Company;

5) liquidation of the Company, appointment of the liquidation commission and approval of interim and final liquidation balance sheets;

6) introduction of amendments to the Company Charter that restrict the rights of shareholders holding preferred shares of a specific type, including determination or increase of the amount of dividend or determination or increase of the liquidation value payable on preferred shares of the preceding order of priority and conferring to shareholders holding preferred shares of another type of priority in payment of the dividend and (or) the liquidation value of shares.

6.3 Shareholders holding shares of the Company that are voting shares with respect to all matters within the authority of the general meeting of shareholders may vote at the general meeting of shareholders on the matter specified in sub-clause 1 of Clause 6.2 herein, with the exception of members of the Board of Directors of the Company or person holding positions in the management bodies of the Company.

Shareholders holding shares of the Company that are voting shares with respect to all matters within the authority of the general meeting of shareholders may vote at the general meeting of shareholders on the matter specified in sub-clause 2 of Clause 6.2 herein, if they are not interested in the conclusion of the transaction.

Shareholders holding shares of the Company that are voting shares with respect to all matters within the authority of the general meeting of shareholders may vote at the general meeting of shareholders on the matter specified in sub-clause 3 of Clause 6.2 herein, with the exception of a person that has alone acquired 30 or more percent of placed common shares of the Company and its affiliates.

Shareholders holding common shares of the Company and shareholders holding preferred shares of the Company of each type may vote at the general meeting of shareholders on the matters specified in sub-clauses 4 and 5 of Clause 6.2 herein.

Shareholders holding shares of the Company that are voting shares with respect to all matters within the authority of the general meeting of shareholders and shareholders holding preferred shares in the Company of each type rights conferred by which are being

restricted may vote at the general meeting of shareholders on the matters specified in sub-clause 6 of Clause 6.2 herein.

6.4 Groups of voters on matters on the agenda of the general meeting of shareholders shall be determined on the date of compilation of the list of parties entitled to participate in the general meeting of shareholders.

6.5 If the quorum for different matters on the agenda of the meeting must be determined separately, the minutes on determination of the quorum shall indicate whether there was (was not) a quorum for each such matter.

7. BODIES CREATED FOR THE GENERAL MEETING OF SHAREHOLDERS

7.1 The chairman of the general meeting of shareholders shall be the person stipulated in the Company Charter. The Chairman of the general meeting of shareholders is responsible for conducting the meeting, including:

1) declaration of the meeting open and closed;
2) announcement the persons providing information on matters on the agenda;
3) supervision of discussions concerning matters on the agenda;
4) performance of other functions as provided herein.

7.2 A Presidium of the general meeting of shareholders may be created to participate in the conduction of a general meeting of shareholders held in the form of a meeting, pursuant to a resolution of the Chairman of the meeting.

The Chairman and members of the Presidium of the meeting shall jointly conduct the general meeting of shareholders and perform the functions specified in sub-clauses 1-3 of Clause 7.1 herein.

7.3 In the absence of the person chairing at the general meeting pursuant to the Company Charter on the extraordinary general meeting of shareholders held pursuant to a resolution of bodies or persons entitled to demand an extraordinary general meeting of shareholders the meeting will be chaired by the person that adopted the resolution to hold the extraordinary general meeting of shareholders (representative thereof) or, if the resolution to hold the extraordinary general meeting of shareholders was adopted by several persons or members of a collective body, by one of those persons or members, according to a resolution adopted by them.

7.4 The Chairman shall appoint a Secretary (Secretariat) of the general meeting of shareholders to keep minutes at the general meeting of shareholders.

7.5 If the Company has appointed a Company Corporate Secretary, the Corporate Secretary shall, in its capacity as Secretary of the general meeting of shareholders, perform the following functions:

1) undertake all necessary measures to prepare for and hold the general meeting of shareholders in accordance with requirements of the legislation, the Charter and other

internal documents of the Company, pursuant to a resolution to hold a general meeting of shareholders adopted by the Board of Directors of the Company or other bodies or persons in accordance with requirements of the legislation and the Company Charter;

2) draft instructions to the Registrar of the Company to compile the list of persons entitled to participate in the general meeting of shareholders and the list of persons entitled to receive dividends on shares;
3) prepare materials that must be provided to the general meeting of shareholders, ensure access thereto and certify and provide copies of relevannt documents upon requests from persons entitled to participate in the general meeting of shareholders;
4) notify all members of the management and supervisory bodies of the Company of the general meeting of shareholders;
5) collect completed ballots received by the Company at the addresses designated for ballots receipt and promptly transfer the ballots to the Registrar of the Company, in its capacity as Counting Commission;
6) answer questions from participants of the general meeting concerning the procedures of conducting the meeting or connected with the application of these Regulations or observance of requirements of effective legislation and undertake measures to settle disputes connected with the procedure for preparing for and holding the general meeting of shareholders;
7) organise the keeping of minutes of the general meeting of shareholders.

If the Corporate Secretary has not been appointed or is absent at the general meeting of shareholders or any stage of preparation for the meeting, the above functions will be performed by the Secretary of the meeting and/or other persons in the Company.

7.6 The Registrar of the Company shall act as the Counting Commission of the Company. In this capacity the Registrar of the Company shall verify the authority of and register persons participating in the general meeting of shareholders of the Company, determine whether there is a quorum for the general meeting of shareholders, clarify matters arising in connection with the exercise of voting rights at the general meeting of shareholders by shareholders (their representatives), clarify the procedure for voting on matters put to the vote, ensure that the established voting procedure and shareholderss right to participate in the voting are observed, count votes and finalise the results of the voting, compile minutes on the results of voting, transfer ballots to the archive and perform other functions as provided herein.

In its capacity as Counting Commission the Registrar of the Company may:

- keep logs and any other forms of records, at its discretion;
- independently and subject to the requirements of effective legislation and herein, determine the forms for minutes to be compiled.

8. PROCEDURE FOR HOLDING THE GENERAL MEETING OF SHAREHOLDERS AND VOTING ON MATTERS ON THE AGENDA OF A GENERAL MEETING OF SHAREHOLDERS HELD IN THE FORM OF A MEETING (JOINT ATTENDANCE OF SHAREHOLDERS TO DISCUSS MATTERS ON THE AGENDA AND ADOPT RESOLUTIONS ON MATTERS PUT TO THE VOTE)

8.1 Persons (representatives thereof) included in the list of parties entitled to participate in the general meeting must register to participate in the general meeting, with the exception of persons (representatives thereof) whose ballots have been received no later than two days before the date of the meeting.

If the Company or the Registrar in its capacity as Counting Commission receives notice of substitution (revocation) of a representative of a person entitled to participate in the meeting before such representative has registered, the person entitled to participate (or the new representative thereof, acting on the basis of a power of attorney for voting) shall register to participate in the general meeting.

Persons (representatives thereof) entitled to participate in the general meeting of shareholders whose ballots are received no later than two days before the date of the general meeting of shareholders may attend the general meeting.

8.2 A general meeting held in the form of a meeting will be opened if, by the time that the meeting commences, there is a quorum for one or more of the matters on the agenda of the general meeting. Registration of persons entitled to participate in the general meeting that have not registered to participate in the general meeting prior to the opening of the meeting shall end at the moment at which discussion of the last matter on the agenda of the general meeting for which there is a quorum is finished.

8.3 If, by the time the general meeting of shareholders should commence, there is no quorum for any of the matters on the agenda, the Registrar in its capacity as Counting Commission shall notify the Chairman of the general meeting of shareholders thereof. The Chairman of the meeting shall adopt a resolution to postpone the time of commencement of the general meeting of shareholders. In such an event, commencement of the general meeting of shareholders may not be postponed for more than 2 hours.

If the commencement of the general meeting of shareholders is postponed, minutes of the general meeting of shareholders shall specify the actual time at which the meeting commenced.

8.4 Matters shall be considered at the general meeting in the order determined in the approved agenda.

The order in which matters are considered may be changed by a resolution of the Chairman of the meeting.

8.5 Discussion of matters on the agenda of the general meeting of shareholders entails presentation to persons participating in the meeting of information on matters on the agenda and provision (where necessary) of clarification on matters on the agenda and information presented to such persons.

Matters on the agenda of the meeting shall be discussed through the procedure determined in Clauses 8.6-8.9 herein.

8.6 Information on the matter on the agenda being discussed shall be presented to the persons participating in the meeting in the form of reports (statements):

by speakers appointed by the Chairman of the meeting;

by persons (representatives thereof) participating in the meeting who have stated their intention to present additional information on matters on the agenda. Such statements must be submitted in writing to the Chairman of the general meeting of shareholders before the relevant matter on the agenda of the meeting is considered. The statement shall specify the name of the person, the wording of the matter on the agenda with regard to which information is being presented, the time necessary for the presentation and the number of votes that the person will be casting on the matter on the agenda of the meeting being discussed.

8.7 Each person (representative thereof) participating in the meeting may ask the Chairman of the meeting, members of the Presidium of the meeting or the person (persons) presenting information to clarify any matter on the agenda of the meeting or presented information relating to matters on the agenda. Such a request must be submitted in writing to the Chairman of the general meeting of shareholders before the next matter on the agenda of the meeting is considered, specifying the name of the person participating in the meeting and the number of votes that the person will be casting on the matter on the agenda of the meeting being discussed.

Each request duly documented must be considered in the course of the meeting.

If the Chairman of the meeting, a member of the Presidium of the meeting or the person (persons) presenting information considers it impossible to provide thorough clarification immediately or the person (representative thereof) participating in the meeting requests written clarifications on the matter of interest to it, written clarification must be presented to the person requesting such clarifications within 10 days following the closure of the general meeting of shareholders. Written clarification may be provided only if the request has been duly documented according to the first paragraph of this Clause.

8.8 The time for presenting reports (statements) on matters on the agenda of the meeting and for providing clarification in response to requests received shall be determined by the Chairman of the meeting. And with regard to the above:

- at least 10 minutes and no more than 45 minutes shall be allocated for presentations of a speaker appointed by the Chairman of the meeting;
- at least 5 minutes shall be allocated for presentation by a person (representative) participating in the meeting of additional information on a matter on the agenda;
- at least 10 minutes shall be allocated for clarifications in response to a submitted request.

Persons presenting reports (statements) or information are not required to use the time allocated by the Chairman of the meeting in full.

The Chairman of the meeting may not comment upon presentations or interrupt the person presenting such, unless the person presenting such breaches the procedure for holding the meeting as determined herein.

8.9 The Chairman of the meeting shall decide upon the necessity of having breaks during the general meeting of shareholders and duration of such breaks.

Breaks in the general meeting of shareholders may not be announced in the course of discussion of a matter on the agenda.

8.10 Persons (representatives thereof) registered to participate in the general meeting of shareholders shall be given the opportunity to vote on matters on the agenda of the meeting at any time after the commencement of the meeting until the expiration of the voting period determined according to Clause 8.11 herein and the counting of votes on matters on the agenda of the meeting commences.

8.11 After the last matter on the agenda of the general meeting of shareholders for which there is a quorum has been discussed the Chairman of the meeting shall allocate an additional 30 minutes for voting on matters on the agenda of the meeting.

8.12 The results of voting and resolutions adopted by the general meeting may be:

1) announced at the general meeting of shareholders;

or

2) provided to persons entitled to participate in the meeting through the established procedure.

8.13 The general meeting of shareholders shall be closed:

1) when all resolutions adopted during the meeting and the results of voting have been announced, in the case provided insub-clause 1 of Clause 8.12 herein;

or

2) upon expiry of the allocated period for on matters on the agenda according to Clause 8.11 of these Regulations, in the case provided in sub-clause 2 of Clause 8.12 herein.

A general meeting at the opening of which there were only a quorum for some of the matters on the agenda may not be closed if, at the end of the registration, such a number of persons has registered that ensures a quorum for adoption of resolutions on other matters on the agenda of the general meeting.

9. BALLOTS FOR VOTING AT THE GENERAL MEETING OF SHAREHOLDERS

9.1 Voting on matters on the agenda of a general meeting of shareholders must only be conducted using ballots.

A ballot must be sent or delivered against signature to each person included in the list of persons entitled to participate in the general meeting of shareholders no later than 20 days before the general meeting of shareholders. Ballots shall be sent by registered post.

Only ballots with a repeat issue mark may be issued to persons registering to participate in a general meeting held in the form of a meeting whose ballots have not been received by the Company or have been received later than 2 days before the meeting upon their request.

If when conducting the general meeting of shareholders held in the form of a meeting, the Company or the Registrar in its capacity as Counting Commission has received notice of substitution (revocation) of a representative from a person entitled to participate in the general meeting of shareholders before registration of the representative whose authority has been terminated, ballots must be issued to the person entitled to participate in the general meeting of shareholders (or the new representative thereof, acting on the basis of a power of attorney for voting).

9.2 The ballots must specify:

the full company name and location of the Company;

the form of the meeting of shareholders (meeting or *in absentia* voting);

the date, venue, and time of the general meeting of shareholders and the postal address to which completed ballots should be sent or, if the general meeting of shareholders is held in the form of *in absentia* voting, the final acceptance date for ballots and the postal address to which completed ballots should be sent;

wording of resolutions on each matter (name of each candidate) to be voted upon using such ballots;

voting options on each matter on the agenda with the wording "for", "against" or "abstained" and, if ballots are used in cumulative voting to elect members of the board of directors, a field next to the name of each candidate where the person participating in the general meeting can specify the number of votes it is casting for each candidate it has selected the "for" voting option;

indication that the Board of Directors of the Company is elected by cumulative voting and clarifications on the cumulative voting process;

reminder that the ballot must be signed by the shareholder;

other information as provided by effective legislation.

The ballot may specify, in addition to the above:

the wording of each matter put to the vote and the order in which it will be considered;

method of marking the selected voting option;

the full name of the person entitled to participate in the general meeting of shareholders;

the number of votes that the person entitled to participate in the general meeting of shareholders may cast on each matter on the agenda of the meeting;

other information, to be determined by the Board of Directors of the Company.

The ballot paper must not contain two or more matters on the agenda of the general meeting of shareholders if different groups of voters are to vote on such matters.

9.3 The following will be declared invalid:

1) ballots in which the voter has selected more than one voting option;
2) ballots received by the Company signed by a representative acting on the basis of a power of attorney for voting, if the Company or Registrar in its capacity as Counting Commsssion received notice of substitution (revocation) of that representative no later than 2 days before the date of the general meeting;
3) there are two or more completed ballots of one person, on which different voting options on the same matter on the agenda of the general meeting are marked;
4) a ballot for voting on election of memebers of the Internal Audit Commission contains votes "for" with respect to a number of candidates greater than there are members in the Internal Audit Commission.

9.4 If a ballot containing several matters put to the vote is declared invalid in respect of one or several matters this will not render the ballot invalid in whole.

9.5 Votes represented by a ballot that has been declared invalid in respect of one, several or all matters voted upon in the ballot will not be counted in determining the results of voting on those matters with respect to which the ballot paper is declared invalid.

Rendering of a ballot invalid in the part of voting on one, several or all matters voted upon using such ballot will not be excluded in determining whether there is a quorum.

10. EXPENSES FOR PREPARING FOR AND HOLDING THE GENERAL MEETING OF SHAREHOLDERS

10.1 The list of expenses for preparing for and holding an annual general meeting of shareholders or an extraordinary general meeting of shareholders held pursuant to a resolution of the Board of Directors, adopted at its own initiative or pursuant to a request from the Internal Audit Commission of the Company, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company as of the date the request is presented shall be compiled and approved by the Management Board of the Company.

10.2 If the Board of Directors of the Company does not adopt a resolution within an established deadline to convene an extraordinary general meeting of shareholders or adopts a resolution to refuse to convene such a meeting and the extraordinary general meeting of shareholders is convened by the bodies or persons requesting an extraordinary general meeting of shareholders and the general meeting of shareholders adopts a resolution for the Company to reimburse expenses for preparing for and holding the general meeting of

shareholders, reimbursed will be only documented expenses incurred by the bodies or persons authorised to convene and hold an extraordinary general meeting of shareholders.

11. PROCEDURE FOR APPROVAL OF THE RGULATIONS AND INTRODUCTION OF AMENDMENTS THERETO

11.1 These Regulations shall be approved by the general meeting of shareholders by a majority of votes of shareholders holding voting shares of the Company.

11.2 These Regulations may be supplemented or amended by the general meeting of shareholders by a majority of votes of shareholders holding voting shares of the Company.

11.3 If individual clauses herein will become inconsistent with legislation of the Russian Federation or the Company Charter pursuant to the introduction of amendments thereto, these Regulations shall apply in that part consistent with effective legislation or the Company Charter.

Notice of a material fact (event, action) affecting the issuer's business and financial activities

Joint-Stock Company (JSC) Central Telecommunication Company
Location: ***23 Proletarskaya Street, Moscow Region, Khimky, 141400, Russia***
Issuer's code: ***00194-4***

The date of the material fact (event, action): ***April 10, 2003***
Code of the fact (event, action): ***1500194A10042003***

The date of the meeting of the Board of Directors: April 7, 2003.
The form of holding the meeting: personal attendance.
Number of the Board members: 11.
9 members of the Board attended the meeting.
Quorum is reached.

Full wordings of resolutions passed the Board according to the meeting minutes:
1)It was resolved to determine May 5, 2003 at 6.00 pm as the record date to finalize the list of persons entitled to take part in the annual general meeting of shareholders.

Voting results on the resolution:
"For": 9 votes, "Against": no, "Abstained": no
Pursuant to Article 14 of the Company Charter a decision on this issue shall be passed by a majority of the votes of the Board members attending the Board meeting.

R.Amaryan
General Director

№ 82-5798

Notice of a material fact (event, action) affecting the issuer's business and financial activities

Joint-Stock Company (JSC) Central Telecommunication Company
Location: ***23 Proletarskaya Street, Moscow Region, Khimky, 141400, Russia***
Issuer's code: ***00194-4***

The date of the material fact (event, action): ***April 10, 2003***
Code of the fact (event, action): ***1300194A10042003***

The date of the meeting of the Board of Directors: April 7, 2003.
The form of holding the meeting: personal attendance.
Number of the Board members: 11.
9 members of the Board attended the meeting.
The quorum is reached.

Full wordings of resolutions passed the Board according to the meeting minutes:
1)
To determine:
-the date of the annual general meeting of shareholders on June 24, 2003;
- the time to start the general meeting of shareholders: 11.00 am;
-the venue of the meeting: Ekaterininski Palace, 2 Suvorovskaya Square, Moscow, Russia.
-the time to start registration of participants: 9.00 am.

Voting results on the resolution:
"For": 9 votes, "Against" no, Abstained: no
Pursuant to Article 14 of the Company Charter a decision on this issue shall be passed by a majority of the votes of the Board members attending the Board meeting.

2)
to set the record date (to finalize the list of persons entitled to take part in the annual general meeting of shareholders) on May 5, 2003, at 6.00 pm.

Voting results on the resolution:
"For": 9 votes, "Against": no, Abstained: no
Pursuant to Article 14 of the Company Charter a decision on this issue shall be passed by a majority of the votes of the Board members attending the Board meeting.

R.Amaryan
General Director

№ 82-5198

Notice of a material fact (event, action) affecting the issuer's business and financial activities

Joint-Stock Company (OAO) Central Telecommunication Company
Location: ***23 Proletarskaya Street, Moscow Region, Khimky, 141400, Russia***
Issuer's code: ***00194-4***

The date of the material fact (event, action): ***April 8, 2003***
Code of the fact (event, action): ***0200194A08042003***

Ruben Amaryan General Director of Joint-Stock Central Telecommunication Company, a member of the Board of Directors of Joint-Stock Central Telecommunication Company, a member of the collective governing body (the management board) of Joint-Stock Central Telecommunication Company.

The share in the Issuer's charter (legal) capital before the change: 0.00905%.
The share in the Issuer's charter (legal) capital after the change: 0.00916%.
The date the change took effect: April 8, 2003

R.Amaryan
General Director

№ 82-5198

Notice of a material fact (event, action) affecting the issuer's business and financial activities

Joint-Stock Company (OAO) Central Telecommunication Company
Location: ***23 Proletarskaya Street, Moscow Region, Khimky, 141400, Russia***
Issuer's code: ***00194-4***

The date of the material fact (event, action): ***April 8, 2003***
Code of the fact (event, action): ***0200194A08042003***

Alexey Lokotkov, First Deputy General Director of Joint-Stock Central Telecommunication Company, a member of the collective governing body (the management board) of Joint-Stock Central Telecommunication Company.

The share in the Issuer's charter (legal) capital before the change: 0.00815%.
The share in the Issuer's charter (legal) capital after the change: 0.00826%.
The date the change took effect: April 8, 2003

R.Amaryan
General Director

№ 82-5198

JOINT-STOCK
CENTRAL TELECOMMUNICATION COMPANY

MINUTES

of a joint (extraordinary) general meeting of shareholders of JSC CenterTelecom

February 20, 2003 # 10

The meeting venue: Club of JSC Telegraph, 7 Tverskaya Street, Moscow, Russia
Meeting duration: from 9.00 am till 1.10 pm.

Chairman of the joint general meeting of shareholders: Mr. R. Amaryan
The presidium of the meeting:

V. Belov	- Deputy General Director, JSC Svyazinvest
V. Kvitsinsky	- Chief of Telecommunications Department, Ministry for Telecommunications and Informatization of the Russian Federation
A. Panteleev	- First Deputy Chairman, the Moscow region government
Yu. Lipatov	- Deputy Chairman, Power, Transport and Telecommunications Committee, the State Duma of the Federal Congress of the Russian Federation
A. Nazeikin	- Chairman of the Central Committee, All-Russia Telecommunications Trade-Union

The secretary of the meeting: Ms. G. Lartsova

Invited attendance:
Members of CenterTelecom's Board of Directors
Members of CenterTelecom's management board
Candidates to the members of the Board of Directors and Audit Commission of the Company
CEOs of subsidiaries and business units of the Company.

Pursuant to the regulations on the arrangements to conduct general meetings of shareholders the duties of the counting commission are vested with the specialized registrar of the Company, viz. Private JSC Registrator-Svyaz.

A list of persons entitled to take part in the joint (extraordinary) general meeting of shareholders was compiled based on the records in the shareholder register as at 6.00 pm December 17, 2002 (the record date).

As on the record date there were **1,578,006,833** ordinary outstanding shares placed by the Company; of which **0** shares were purchased (redeemed) by the Company.

Total number of placed voting shares of the Company barring shares repurchased by the Company is **1,578,006,833** shares.

Shareholders – owners of the Company ordinary shares are entitled to vote on items #1, #2, #4, #5, #6, #7, #8, and #9 of the agenda of the joint extraordinary meeting of shareholders.

Shareholders-owners of the Company ordinary shares except members of the CenterTelecom's Board of Directors and persons holding senior executive positions in the Company, are entitled to vote on issue #3 of the joint extraordinary meeting agenda.

As at 11.00 am on the date of the meeting **4,379** shareholders and their duly authorized representatives with **1,355,615,414** votes on aggregate were registered for the meeting; of which **4,227** shareholders having on aggregate **137,280,888** votes were represented by ballot papers received by the Company not later than two days before the date of the meeting.

The number of votes of members of the Board of Directors or persons holding senior executive positions in the Company is **389,280** votes.

Number of votes belonging to shareholders entitled to vote on items #1, #2, #4, #5, #6, #7, #8, #9 of the meeting agenda is **1,355,615,414** votes accounting for **85.91%** of the total number of the placed outstanding shares of the Company, less voting shares redeemed (purchased) by the Company.

Number of votes belonging to shareholders entitled to vote on item #3 of the meeting agenda is **1,355,226,134** votes accounting for **85.78%** of the total number of the placed outstanding shares of the Company, less voting shares redeemed (purchased) by the Company and held by members of the Company Board of Directors or by persons holding senior executive positions in the Company.

The necessary quorum to pass resolutions on the agenda items #1, #2, #4, #5, #6, #7, #8, is ensured by participation of shareholders owning on aggregate over 50% of the total number of placed outstanding voting shares of the Company, less voting shares redeemed (purchased) by the Company.

The necessary quorum to pass a resolution on the agenda item #3, is ensured by participation of shareholders owning on aggregate over 50% of the total number of placed outstanding voting shares of the Company, less voting shares redeemed (purchased) by the Company and voting shares owned by members of the Board of Directors or persons holding senior executive positions in the Company.

Thus, a quorum to pass decisions on all agenda items of the joint (extraordinary) meeting of shareholders of JSC CenterTelecom is reached.

A protocol of the quorum determination at the joint (extraordinary) meeting of shareholders of JSC CenterTelecom of February 20, 2003 is attached.

THE MEETING AGENDA

1. **Early termination of the powers of the current General Director and appointment of General Director, determination of his term of office.**
2. **Early termination of the authority of the members of the Board of Directors and election of the Company's Board members.**
3. **Early termination of the authority of the members of the Audit Commission and election of the Company's Audit Commission.**
4. **Approval of a new issue of the Company's Charter.**
5. **Approval of the Regulations on conducting general meetings of shareholders (a new issue).**
6. **Approval of the Regulations on the Board of Directors of the Company (a new issue).**
7. **Approval of the Regulations on the Company's Management Board (a new issue).**
8. **Determination of remunerations of the members of the Board of Directors.**

<u>ISSUE I</u>. **Early termination of the powers of the current General Director and appointment of General Director, determination of his term of office.**

1. *Mr. V.Belov* said, that due to the reorganization of the Company it was suggested,

- that powers of CenterTelecom's General Director be early terminated;
- that Mr. Ruben Andronikovich Amaryan be appointed General Director of the united company JSC CenterTelecom;
- the term of office of the General Director of the Company be set at 2 years.

Further, the speaker on the issue introduced the nominee to the position of the General Director of JSC CenterTelecom (Annex 1) and expressed his confidence that Mr. R. Amaryan would be successful in solving an uphill tasks of consolidating and improving the efficiency of former regional operators' business in the territory accounting for 20% of Russia's population.

Mr. R. Amaryan made a speech (a transcript is attached, Annex 2).

Voting results:

	Issue	FOR	AGAINST	ABSTAINED	Percentage of For votes
1.1	Early termination of the powers of the General Director – Mr. R. Amaryan	1,346,245,364	1,048,788	7,162,942	99.31
1.2	Mr. R. Amaryan appointment as the General Director	1,346,810,051	362,328	7,332,842	99.35
1.3	The General Director term of office to be 2 years	1,347,262,900	108,200	7,078,944	99.38

According to item 2 of Article 49 of the Federal Law on Joint-Stock Companies a decision on agenda item 1 shall be taken by a majority of votes of shareholders – owners of voting shares taking part in the meeting.

IT WAS RESOLVED:

1.1. **to terminate before expiry** the powers of the General Director Mr. R. Amaryan.

1.2. **to appoint** Mr. R. Amaryan as the General Director of the Company

1.3. **to set the term of office** of the General Director as 2 years.

ISSUE II. Early termination of the authority of the members of the Board of Directors and election of the Company's Board members.

2. Mr. R. Amaryan put forward a proposal regarding the number of the Board members and background of nominees listed in the ballot papers for voting on the issue:

Nominees put forward by JSC Svyazinvest:

1. **Valery N. Yashin,** General Director, JSC Svyazinvest.
2. **Alexander V. Lopatin,** Deputy General Director, JSC Svyazinvest.
3. **Vadim E. Belov,** Deputy General Director, JSC Svyazinvest
4. **Oksana V. Petrova,** Deputy Chief of Division, Corporate Governance Department, JSC Svyazinvest.
5. **Alexander A. Ermolich,** Deputy Chief of Division, Corporate Governance Department, JSC Svyazinvest.
6. **Irina P. Ukhina,** Deputy Director, Corporate Governance Department, JSC Svyazinvest.
7. **Viktor D. Savchenko,** Director of Legal Department, JSC Svyazinvest.
8. **Andrey V. Obukhov,** Deputy Chief of Division, Securities Department, JSC Svyazinvest.
9. **Stanislav P. Avdiants,** Executive Director, Director of Economic and Tariff Policies Department.
10. **Ruben A. Amaryan,** General Director, JSC CenterTelecom.
11. **Aleksey B. Panteleev,** First Deputy Chairman, the Moscow region government.

Nominees put forward by Russian Federal Property Fund (RFFI):

1. **Alexander P. Gribov,** Deputy Chief of Division, RFFI.

Nominees put forward by Lindsell Enterprises Limited:

1. **Grigory M. Finger,** Executive Director, Moscow Office of NCH Advisors, Inc.
2. **Alexander V. Ikonnikov,** Director, Association for Protecting Investors' Rights.

No proposals on nominees to the Board members were made by other shareholders.

Results of the vote:

2.1. Early termination of the authority of the Board members:

For: 1,342,552,538

Against: 142,399

Abstained: 288,598

According to item 2 of Article 49 of the Federal Law on Joint-Stock Companies a decision on agenda item 2 shall be taken by a majority of votes of shareholders – owners of voting shares taking part in the meeting.

2.2. Votes cast at the election of members of the Company Board of Directors:

	Name	Number of Yes votes
1	Valery N. YASHIN	2,065,084,978
2	Alexander V. LOPATIN	1,117,428,172
3	Vadim E. BELOV	1,129,780 893
4	Oksana V. PETROVA	1,111,468,558
5	Alexander A. ERMOLICH	4,015,808
6	Irina P. UKHINA	11,239,317
7	Viktor D. SAVCHENKO	1,106,397,409
8	Andrey V. OBUKHOV	5,849,213
9	Stanislav P. AVDIANTS	1,119,513,222
10	Ruben A. AMARYAN	1,159,614,041
11	Aleksey B. PANTELEEV	1,105,963,955
12	Grigory M. FINGER	1,513,447,690
13	Alexander V. IKONNIKOV	1,448,957,376
14	Alexander P. GRIBOV	1,669,237,671
	Against all nominees	605,013
	Abstained for all nominees	3,507,548

According to item 4 Article 66 of the Federal Law on Joint-Stock Companies nominees for whom the largest numbers of votes were cast are deemed to be elected members of the Company Board of Directors.

IT WAS RESOLEVED:

2.1. to terminate before expiry the authority of the Board members

2.2. to elect the following members of the Company Board of Directors:

1. Valery N. Yashin
2. Alexander V. Lopatin
3. Vadim E. Belov
4. Oksana V. Petrova
5. Viktor D. Savchenko
6. Stanislav P. Avdiants
7. Ruben A. Amaryan
8. Aleksey B. Panteleev
9. Grigory M. Finger
10. Alexander V. Ikonnikov
11. Alexander P. Gribov

ISSUE III. Early termination of the authority of the members of the Audit Commission and election of the Company's Audit Commission.

3. *Mr. A. Plyusnin,* Chief of Corporate Restructuring Department, JSC CenterTelecom, a member of the Company Audit Commission, spoke on the issue (a transcript is attached, see Annex 3).

Mr. R. Amaryan put forward a proposal as to the number of the Audit Commission members, and introduced candidates included in the ballot papers for voting.

Proposed by JSC Svyazinvest:

1. Irina V. **Prokofieva,** Deputy Director, Chief of Internal Audit and Economic Analysis Department, JSC Svyazinvest.

2. Kirill V. **Frolov,** Chief Expert, Internal Audit and Economic Analysis Department, JSC Svyazinvest.
3. Arseny B. **Plyusnin,** Chief of Corporate Restructuring Department, JSC CenterTelecom.
4. Konstantin Yu. **Kravchenko,** Chief Expert, Department of Telecommunications, JSC Svyazinvest.
5. Konstantin V. **Belyaev**, Chief Accountant, JSC Svyazinvest.

No other candidates were put forward by other shareholders.

Voting results:

3.1. Early termination of the authority of the members of the Audit Commission.

For: 1,347,270,451

Against: 145,781

Abstained: 7,087,151

3.2. Election of the Audit Commission

	Name	For	Against	Abstained	Invalid ballots
1	Konstantin V. Belyaev	1,346,670,308	167,904	7,244,761	753,960
2	Irina V. Prokofieva	1,346,136,633	683,886	7,252,096	764,318
3	Kirill V. Frolov	1,345,954,013	747,901	7,256,430	878,589
4	Arseny B. Plyusnin	1,344,692,125	604,986	8,677,327	862,495
5	Konstantin Yu. Kravchenko	1,345,980,056	702,776	7,180,350	973,751

According to item 2 of Article 49 of the Federal Law on Joint-Stock Companies a decision on agenda item 3 shall be taken by a majority of votes of shareholders – owners of ordinary (voting) shares taking part in the meeting.

According to item 6 of Article 85 of the Federal Law on Joint-Stock Companies shares owned by members of the Board or persons holding senior executive positions in the Company, shall not take part in the vote to elect members of the Audit Commission.

IT WAS RESOLVED:

3.1. **to terminate before expiry** the authority of the members of the Audit Commission.

3.2. **to elect the following members** of the Audit Commission:

1. Konstantin V. Belyaev
2. Irina V. Prokofieva
3. Kirill V. Frolov
4. Arseny B. Plyusnin
5. Konstantin Yu. Kravchenko.

ISSUE IV. Approval of a new issue of the Company's Charter.

4. *Ms. T. Sotskova,* Head of Legal Division, JSC CenterTelecom spoke on the issue (a transcript is attached, see Annex 4).

Voting results:

For: 1,197,877,184

Against: 189,999

Abstained: 156,473,683

According to item 4 of Article 49 of the Federal Law on Joint-Stock Companies a decision on agenda item 4 shall be taken by a majority of three fourths of votes of shareholders – owners of ordinary (voting) shares taking part in the meeting.

IT WAS RESOLVED:

4.1. **to approve** the new issue of the Company Charter.

4.2. the Company General Director R. Amaryan shall ensure a **state registration** of the new issue of the Charter as required by law.

ISSUE V Approval of the Regulations on conducting general meetings of shareholders (a new issue).

5. *Ms. T. Sotskova,* Head of Legal Division, JSC CenterTelecom spoke on the issue (a transcript is attached, see Annex 5).

Voting results:
For: 1,336,859,485
Against: 29,880
Abstained: 17,664,433

According to item 2 of Article 49 of the Federal Law on Joint-Stock Companies a decision on agenda item 5 shall be taken by a majority of votes of shareholders – owners of voting shares taking part in the meeting.

IT WAS RESOLVED

5.1. **to approve** the new issue of the regulations on conducting general meetings of shareholders of the Company.

ISSUE VI. Approval of the Regulations on the Board of Directors of the Company (a new issue).

6. *Ms. T. Sotskova,* Head of Legal Division, JSC CenterTelecom spoke on the issue (a transcript is attached, see Annex 6).

Voting results:
For: 1,333,532,375
Against: 2,321,166
Abstained: 18,694,307

According to item 2 of Article 49 of the Federal Law on Joint-Stock Companies a decision on agenda item 6 shall be taken by a majority of votes of shareholders – owners of voting shares taking part in the meeting.

IT WAS RESOLVED

6.1. **to approve** the new issue of the Regulations on the Board of Directors of the Company.

ISSUE VII Approval of the Regulations on the Company's Management Board (a new issue).

7. *Ms. T. Sotskova,* Head of Legal Division, JSC CenterTelecom spoke on the issue (a transcript is attached, see Annex 7).

Voting results:
For: 1,316,641,732
Against: 202,995
Abstained: 17,908,341

According to item 2 of Article 49 of the Federal Law on Joint-Stock Companies a decision on agenda item 7 shall be taken by a majority of votes of shareholders – owners of voting shares taking part in the meeting.

IT WAS RESOLVED:

7.1. **to approve** the new issue of the Regulations on the Management Board of the Company.

ISSUE VIII. Determination of remunerations of the members of the Board of Directors.

8. *Mr. A. Lokotkov,* First Deputy General Director spoke on the arrangements to determine remunerations of members of the Company's Board. It was proposed:

to allocate quarterly in favor of each member of the Board remuneration to the amount of 0.0042% of the Company revenues generated by sales of goods, products, works, services in the reporting quarter according to accounting reports of the Company;

at the end of a fiscal year for the whole Board remuneration will be determined to the amount of 0.4% of net profit in the reporting year according to the financial statements.

Voting results:
For: 1,171,317,292
Against: 6,088,605
Abstained: 162,196,000

According to item 2 of Article 49 of the Federal Law on Joint-Stock Companies a decision on agenda item 8 shall be taken by a majority of votes of shareholders – owners of voting shares taking part in the meeting.

IT WAS RESOLVED

8.1. **to approve** a share (percentage) allocated for quarterly and annual remunerations payable to members of the Board of Directors as follows:

- at 0.0042% of the Company's revenues generated by sales of goods, products, works, services in the reporting quarter according to accounting reports to each Board member;
- at 0.4% of net profit of the Company in the reporting period according to accounting reports for the whole Board.

Protocol of February 20, 2003 on the results of votes taken at the joint (extraordinary) meeting of shareholders of JSC CenterTelecom is attached.

R.Amaryan thanked all participants for taking part in the extraordinary general meeting of shareholders and declared the meeting closed.

Chairman of the meeting	**R. Amaryan**
Secretary	**G. Lartsova**

The minutes were
compiled and signed
on March 04, 2003

Annex #1
to Minutes 10 of February 20, 2003

A report on
agenda issue 1 of the extraordinary meeting of shareholders
of JSC CenterTelecom.

Background of **Mr. Ruben A. Amaryan,** Professor, Doctor of Sciences in Technology, Master of Telecommunications, author of a number of scientific articles, reports and monographs.

Mr. R. Amaryan was born in Moscow, on May 12, 1949. He graduated from Moscow Electro-technical Telecommunications Institute with a degree in telecommunications engineering.

From 1981 through 2000 he worked for JSC MGTS, where during the second decade held various senior executive positions.

Mr. R. Amaryan has been in charge of the Company since July 2000. Over two years a team of managers, created and lead by him, successfully transformed former Elektrosvyaz of the Moscow region into a transparent market company claiming a prominent place among the leaders of the Russian telecommunications industry. As recognition for his accomplishments Mr. R. Amaryan was announced a winner of a contest "CIS director of the year" in July 2002.

Professional expertise and experience enabled Mr. R. Amaryan to successfully perform the duties of the coordinator in the restructuring of regional telecommunications operators in the Central Federal District of Russia. Within a short period all legal and organizational arrangements were completed, paving the way for the state registration of JSC CenterTelecom on November 30, 2002 as a united super-regional company.

I am quite confident that Mr. R. Amaryan will successfully cope with even more complicated task of uniting and improving efficiency of business of the former regional operators in a territory covering 20% of Russia's population.

Speaker:
Mr. V. Belov
Deputy General Director
JSC Svyazinvest

Annex #2
to Minutes 10 of February 20, 2003

Speech made by CenterTelecom's General Director at the extraordinary general meeting of shareholders on February 20, 2003

Dear shareholders. Ladies and gentlemen.

In the context of a momentous transformation of the telecommunications industry the Company led by Svyazinvest holding, within less than two years fulfilled a complicated and multi facet comprehensive task aimed at an organizational merger of 17 regional operating companies of the Central and Central Black-Soil areas into a single united company. This extraordinary general meeting of shareholders is the final outcome of the process.

The transformations resulted in evolvement of JSC CenterTelecom as the largest incumbent local carriers and Russia's third telecommunications company behind Mobile TeleSystems and Rostelecom. Basic financials upon results of operations in 2002 give a general idea of the scale of the united company operations.

Around 6 million access lines, a turnover of RUR16 billion, four and a half thousand of real estate sites and facilities. 70 thousand employees serve at the end of the day over 20% of Russia's population.

CenterTelecom holds licenses for provision of all telecommunications services and offers a wide range of them, from simple telegrams to broadband access and cable TV.

However, the objectives of the reorganizations are not restricted merely by these numbers, but rather lie in the prospects, in a new quality of a utility which is among most essential and vital for the nation. It's no secret that current state and development of telecommunications infrastructure fail to meet requirement of modern time, economy and society at large, and expectations of better life for all Russians. In the old industry pattern of a patchwork of small separate companies it would seem unlikely to overcome the backwardness.

Merely summing up financials of the united regional companies evidences a long term positive development trend which has found its recognition in the Company's business plan for this year. According to preliminary targets set by the business plan sales of services in 2003 should grow by at least 22%, sales margin improve up to 27%, and local switching capacity should be expanded by some 580 thousand subscriber lines.

But consolidation of financial and other resources in a single united company has much deeper implications than simple addition. Qualitatively new conditions for business development and increasing resource utilization efficiency are created. It also means new market perception and investment rating of the Company.

For instance, the sheer fact of the merger led to a sharp jump of the Company's market capitalization, so that our shares now are valued at 25 times their par value.

Analysis of the market in the Central District also confirms bright prospects of the Company's business development. Demand for service in virtually all regions of the district is well ahead of the typical growth rates of capacity of newly installed operating facilities. As at the last year end some one million two hundred applications for a telephone line installation were filed, while only 502 thousand lines were actually installed in 2002.

In a majority of the regions telephone penetration lags behind the level consistent with the growth rates of the gross regional product per capita, also providing solid grounds for expectations of robust sales growth in the coming years.

The basis for this growth should be secured by new investment opportunities related to consolidation of regional resources and stronger appeal of the united company for investors. According to a draft business-plan investment resources of JSC CenterTelecom in 2003 will amount to over RUR5 billion.

The principal area of the Company responsibilities demanding ongoing attention is provision of a reliable and high quality telecommunications service to government agencies,

businesses and the public in general, creation of a basis for information technologies in all domains of government activities and public life, improvement life quality in Russia.

To this end the Company should function smoothly like a finely tuned mechanism. A merger of capitals and the legal registration mean only the first stage of restructuring. The Company will have to fulfill a number of complicated tasks on the way to a fully-fledged robust corporation. Let me elaborate on a number of top priority tasks facing the Company.

The key issue for the moment is creation of **an efficient corporate management system** including sensible division of powers between the head office and regional subsidiaries, staffing of managing positions, streamlining internal planning and control, unification and system integration of information flows.

Despite enormous complexity of the problems and stiff deadlines for completion of reorganization, senior management of the Company is not inclined to attempt a complete overhaul and rush transformations in the regional companies; in each of them there are some things to be learnt, so the goal is to make use of best practices and experience without destructing the existing structures.

In the economic area, the principle goal is, in keeping with the framework of effective rules of planning and budgeting set out by the Board of Directors, to build an efficient system of corporate controlling, offering incentives to subsidiaries, business units for growth of revenues and reduction of costs and expenses. The system should exploit modern budgeting techniques, separated cost accounting, and real time control of financial flows.

The legacy **in the area of tariff policies** features approaches, varying region by region, to pricing and different tariffs for the same services. The first step in implementing unified consistent tariff policy principles for telecommunications services across the whole service area should be enacting of unified rates for the long-distance service. The relevant draft proposals have been already filed with the Ministry for Antimonopoly Policies (MAP).

In future it seems reasonable for MAP to set forth unified upper limits of CenterTelecom's for local service entitling CenterTelecom to differentiate the effective tariffs depending on subscribers' purchasing power in the regions and administrative localities.

In the area of personnel relations basing on a thorough study of the situation in the regions we will need to implement a unified system of salaries, bonuses and incentives for growing productivity, to find optimal forms of interworking with trade-unions. As far as employment policies are concerned a lot will have to be done in order to improve professional expertise, increase productivity at every work place and across the Company as a whole.

In the area of marketing and sales arrangements first of all we need to set up a streamlined chain starting from market research through investment planning up to sales of services in order to improve efficiency of capital investments, provided that demand for services is met to the utmost extent possible. To this end a difficult task of developing a corporate development strategy common for the whole Company needs to be fulfilled taking into consideration regional market specifics.

Assigning an absolute priority to economic approaches, we cannot ignore social factors. As early as next year we need to complete phone installations for disabled people and war veterans, do our best to grant requests of long waiting applicants, continue to expand telephone service in rural communities.

Tasks of **the Company technical policies** are closely related to the above problems. Given the wide variety of technical facilities, differences in regional network engineering and operation, common unified principles of the technical policies need to be developed, addressing the whole range of issues from network topology, technology and equipment to optimized plans of construction, upgrade, and repair, as well as general technical maintenance and operation of the Company's production facilities.

A top priority task is arranging for interconnection and seamless technical interoperation of networks built following regional principles, and formation of a technology basis for control and management of these networks and regional subsidiaries as whole. Evidently, the task cannot

be fulfilled without deployment of a corporate network. As early as this years the first operating phase of it is scheduled for deployment.

Capital property and facilities are the most stable and bulky part of the Company's capital. The total number of capital sites reflected on the Company's balance sheet is 4,753, valued totally at over RUR10 billion, and total area of plots of land is over 520 hectares. But not all subsidiaries keep due accounting and registration records of real estate items, far from all of them have title documents. In 2003 this problem should be sorted out.

Another important and complicated issue is registration and execution of title deeds for thousand kilometers of underground facilities of the Company. Without due accounting and registration of real estate items their efficient use is unthinkable. A unified system of maintaining a register of real estate, developed on the basis of the Moscow region subsidiary, will be implemented in all other subsidiaries.

Efficient **management of long-term capital investments** is another vital aspect of streamlining the united company business operations. At the moment JSC CenterTelecom participates in 24 daughter companies and wholly-owned subsidiaries, have interests in 20 commercial companies and 10 not-for-profit associations. We will need to conduct a thorough analysis of the efficiency of these investments, to develop within the shortest time possible the Company's strategy of participating by shares and in joint-ventures, and implement effective techniques of managing investments in these assets.

Top-priority tasks in the course of establishing a fully-fledged business are ultimately aimed at achieving **strategic objectives** of the Company.

CenterTelecom is a commercial "for-profit" organization operating in tough competitive environment. Rendering telecommunications services is the Company's business, and it must be profitable, yielding dividends to our shareholders. Therefore, the Company top strategic priority is improvement of its business efficiency and performance. And eventually, this is the common ultimate goal of all urgent tasks mentioned above.

Nevertheless, social aspects of the Company's activity being conducted within the limits of its capabilities and in close contact with local and regional authorities continue to be one of long-term high priority goals of the Company.

Telephone line installation in rural communities remains high on the agenda, as over 20 thousand rural localities in the Company's service area have no telephone lines.

Ensuring affordable service among other implications means granting over 150 thousand requests for a phone line installation filed by people entitled to state benefits. It also means implementation of differentiated tariff pattern depending on the ability of population to pay for the service.

It likewise involves keeping jobs in the Company, particular in rural areas. We are not proponents of mechanical downsizing and intend to exploit all available ways to make business more efficient.

Another important facet of our strategy is maintaining strong and continuous relations with state authorities and governing bodies.

Experience gained by CenterTelecom proves that both external and internal reorganization and social tasks of the Company are likely to be successfully attained subject to close cooperation with local and central authorities and regulating bodies.

A meeting with governors of the central Russia's regions initiated by the Minister of RF for telecommunications and informatization Mr. L. Reyman held on December 27, 2003 President-Hotel was devoted to discussion of CenterTelecom reorganization and re-iterated the necessity of such close cohesion.

Speaking at the meeting the Minister of RF for telecommunications and informatization Mr. L. Reyman, plenipotentiary representative of the Russian President in the Central Federal Administrative District Mr. G. Poltavchenko, the Moscow region governor Mr. B. Gromov, Chairman of the veteran Committee of the State Duma Marshall V. Kulikov, General Director of JSC Svyazinvest Mr. V. Yashin, other speakers stressed the urgency of restructuring in the

telecommunications industry and importance of creating a united telecommunications company in the Central Federal District.

Agreements on cooperation in telecommunications being concluded by the Company with governors and chiefs of region administrations will facilitate successful activity of our regional subsidiaries. Such agreements have been already concluded with top administrators of 10 Central Federal District regions out of 17.

Dear shareholders. Ladies and gentlemen!

Despite complexity and multifacet nature of the tasks involved in establishment of a united company-operator in the Central Federal District, I am absolutely confident that thousand strong staff of CenterTelecom will successfully accomplish these tasks.

Thank you.

Speaker:

R. Amaryan
General Director
JSC CenterTelecom

Annex # 3
to Minutes 10 of February 20, 2003

Report on agenda issue #3
of the extraordinary general meeting of shareholders of JSC CenterTelecom.

Dear shareholders,

As the authority of the Audit Commission members is to be terminated before expiry, we present a brief report on the Commission's activities and auditing checks conducted over the reporting period with a participation of engaged experts.

Thus, on-site checks and document verification of financial and business operations of Khimkinski local telecommunications node were conducted visiting its operating units (in particular, in Solnechnogorski and Klinski branches) in 2001 – first half of 2002.

No material breaches of record keeping and accounting were revealed.

Minor faults were found out and normally cleared in the course of conducting the check.

Also, a check of financial and business operations of Chekhovski telecommunications node did not reveal any material breaches of record keeping and accounting either.

The geographic coverage area of the Audit Commission was significantly expanded due to the reorganization of CenterTelecom and joining to it of 16 telecommunications companies of the Central Federal District.

Therefore, the Company's Audit Commission decided to conduct on-site checks and document verification in a number of regional subsidiaries.

In the course of already conducted checks it was determined that in their financial and business activities the subsidiaries adhere to provisions of Civil Code of RF, Tax Code and other statutory acts of the Russian Federation.

Given the expected early termination of the Audit Commission powers a comprehensive check of the Company's financial and business activity was not conducted, and should be carried out, taking into account the consolidated balance sheet data, and submitting the final report to a forthcoming annual general meeting of shareholders.

All checks were performed pursuant to the regulations on the Audit Commission of JSC CenterTelecom as approved by a resolution of a general meeting of shareholders and basing on the Guidelines on conducting audit checks of (public) joint-stock telecommunications companies approved by a resolution passed by the Management Board of JSC Svyazinvest.

Upon the results of checks, measures were promptly taken to correct the revealed faults and remedy non-performance.

In general, the Audit Commission did not reveal any material breaches of established rules of keeping records and accounting and compiling accounting reports, that could materially affect the integrity and true and fair nature of the Company's accounting reports.

Speaker:
A. Plyusnin
Head of Corporate Restructuring Department
JSC CenterTelecom

Annex #4
to Minutes 10 of February 20, 2003

Explanatory note to draft issue 4 of the Charter of JSC CenterTelecom

Draft issue 4 of the Company's Charter was developed pursuant to applicable law and Item 3.1.17 of the Merger Agreements on joining telecommunications companies of the Central Federal District to JSC CenterTelecom.

The draft Charter was reviewed at a meeting of the Board of Directors on January 24, 2003 and endorsed for approval at the joint (extraordinary) general meeting of shareholders.

The documents in question were posted on the Company's website and sent to subsidiaries for review by shareholders within periods set out by applicable law, i.e. 20 days prior to the date of the general meeting of shareholders.

Essentially, amendments and additions introduced into the Charter, involve the following:

1. Section 1: General Provisions

1.2. item 1.2. of the Charter is expanded by a provision on making an entry identifying the Company in the Unified state register of legal persons to meet requirements of item 3 Article 26 of the Federal Law on the state registration of legal persons.

2.2. item 1.6. addresses reorganization of CenterTelecom by way of a merger into it of telecommunications organizations of the Central Federal District.

2.3. item 1.7. stipulates that the Company is the legal successor of all rights and obligations of the reorganized telecommunications companies of the Central Federal District.

2.4. item 1.8 addresses termination of activity of telecommunications companies due to their reorganization by way of joining them to JSC CenterTelecom and their deletion from the Unified state register of legal persons.

2. **Section 2: Name and location of the Company** was not changed.

3. **In section 3: Legal Status of the Company:**

3.1. item 3.2. is complemented by information on the round seal of the Company, its subsidiary branches and structural units.

4. **In section 4: Objectives and types of the Company's activities**

4.1. provision of telecommunications services using public payphones is identified as as a separate type of activity (item 4.2.2. of the draft charter), formerly included in the license to provide telecommunications services. *CenterTelecom was granted a specific license covering provision of domestic long-distance and international telephone service using public payphones.*

- provision of audio and videoconference calls (items 4.2.7. and 4.2.8 of current effective Charter issue) is included in the provision of telematic services (item 4.2.6 of the draft Charter);
- the following types of activities are added: maintenance, repair, purchase and distribution of cash registers (item 4.2.64 of the draft Charter), operation and maintenance of electric power and heat supply grids item 4.2.35);
- *-repetitions are deleted (see items 4.2.22, 4.2.23 of the previous issue, which correspond to items 4.2.15, 4.2.16 4.2.18 in the new draft issue), as well as inaccurate wordings, for instance, instead of "preparation of broadcast programs for TV and radio" activity type (see item 4.2.21 of the previous issue) "TV and sound broadcasting" type of activity is included (see item 4.2.22 of the new issue).*
- the list of telematic services is clarified according to the granted license (item 4.2.6 of the draft Charter).

5. **Section 5: Subsidiaries and affiliates of the Company** was not changed.

5.1. in item 5.2.14. the street name was changed from Antonova-Ovseenko to Astrakhnskaya (Tambov subsidiary).

6. In section 6: The authorized (legal) capital of the Company. Authorized and placed shares.

6.1. Due to reorganization and conversion of shares of the merging companies into shares of JSC CenterTelecom the authorized legal capital of the Company was increased totalling to RUR631,199,896.5 (item 6.1. of the draft Charter); the number of ordinary registered shares and preference registered shares was also increased and reached respectively 1,578,006,833 shares (item 6.2.1. of the draft Charter) and 525,992,822 shares (item 6.2.2. of the draft Charter).

6.2. Item 6.3. stipulated the right of the Company to additionally place ordinary registered shares (76,166,167 shares) and preference registered shares (25,405,178 shares)

6.3. Item 6.5.2.was amended pursuant to item 3 Article 28 of the Federal Law on Joint-Stock Companies.

6.4. Item 6.6.corresponds to item 6.7. of the current issue of the Charter.

6.5. Items 6.7., 6.8., and 6.9. correspond to items 6.8., 6.9. of the current issue of the Charter.

6.6. Item 6.10. corresponds to item 6.6. of the current issue of the Charter.

6.7. Item 6.11, which includes sub-items 6.11.1.-6.11.4. of the current issue of the Charter, was redrafted pursuant to item 1 Article 29 of the Federal Law on Joint-Stock Companies.

7. **Section 7: Bonds and other securities of the Company** was not changed.

8. **Section 8: Rights and obligations of shareholders – owners of ordinary shares** was not changed.

9. **Section 9: Rights and obligations of shareholders – owners of preference class A shares** was not changed.

10. **Section 10: Funds of the Company** was not changed.

11. **Section 11: Dividends** was not changed.

12. **Section 12: The register of the Company's shareholders. The Registrar of the Company** was not changed.

13. Section 13: General Meeting of Shareholders

13.1. Sub-item 6 of item 13.2 stipulating appointment of the General Director by a general meeting of shareholders is deleted. This power is vested with the Board of Directors (sub-item 26 of item 14.4 of the draft Charter) according to Article 69 of the Federal Law on Joint-Stock Companies.

13.2. Item 13.6 of the draft issue (in contrast to 13.6. of the current issue) does not provide for putting forward by shareholders a candidate to the position of the General Director to be elected at a general meeting, as the draft new issue of the Charter stipulates appointment of the General Director by the Board of Directors.

Additionally, a period for submitting proposals from shareholders on putting forward candidates to the Board of Directors, to the collective governing body of the Company, and to the Audit Commission is extended from formerly 45 days to 60 days in the new draft issue. A possibility to extend the period is provided for by item 1 Article 53 of the Federal Law on Joint-Stock Companies.

13.3. Item 13.12. In the draft issue the name of the daily to publish notices of general meetings of shareholders was changed from Trud to Rossiyskaya Gazeta.

14. Section 14: Board of Directors

14.1. Authority of the Board of Directors is expanded by new powers introduced in the draft Charter pursuant to Code of Corporate Practices: ***sub-item 2*** *(initial approval of transactions surpassing limits set by the Company budget);* ***sub-item 16*** *(supervising application of internal control procedures);* ***sub-item 18*** *(approval of the regulations on a structural unit of the Company exercising functions of internal control; endorsement of a nominee to be placed in charge of the unit; and review of other issues to be resolved by the Board pursuant to the Regulations on the unit in question;* ***sub-item 31*** *(setting up permanent or ad-hoc (temporary task force) committees of the Board, approval of their terms of reference);* ***sub-item 32*** *(appointment and dismissal of the Corporate Secretary, approval of the Regulations on the staff of the Corporate Secretary office);* ***sub-item 38*** *(approval of internal regulations regarding disclosure of information about the Company).*

Additionally, the following powers are vested with the Board of Directors: **sub-item 25** (approval of annual budgets, strategy and development programs of the subsidiaries, amending these documents, a review of their execution); **sub-item 26** (appointment of the General Director of the Company), **sub-item 29** (approval of taking senior positions in governing bodies of other organizations by a person holding the office of the General Director or by members of the Management Board); **sub-item 30** (a permit to a person holding the office of the General Director to have a paid job in other organizations); **sub-item 33** (approval of terms and conditions of contracts (additional agreements) concluded with the General Director, members of the Management Board, heads of subsidiaries and representative offices, chief of a separate unit of the Company exercising the internal control functions, the Corporate Secretary, as well as reviewing issues to be resolved by the Board of Directors pursuant to terms and conditions of the said contracts (agreements); **sub-item 35** (passing resolution on the Company's participation in not-for-profit entities, except cases specified by sub-item 18 of item 13.2 of the Charter, by way of joining as a participant, on termination of a participation, making additional contributions (payments) related to the Company's participation in not-for-profit entities; **sub-item 39** (approval of other internal documents apart from those listed in item 14.4 of the draft issue of the Charter regulating issues falling within the competence of the Board of Directors, except internal documents to be approved according to the Charter by a general meeting of shareholders and executive bodies of the Company).

14.2. Value of transactions subject to approval by the Board of Directors, in terms of percentage of the value of the Company assets was changed from 1% to 0.4% (item 19 of the draft Charter issue).

14.3. Enumeration of sub-items in item 14.4 was changed. Sub-item 12 corresponds to sub-item 19 of the current issue. Matching of other sub-items to each other: 13-23, 14-13,15, 15-14, 17-12, 21-18, 22-32, 23-28, 24-27, 27-24, 28-26, 34-20, 36-21, 37-22.

15. Section 15: Management Board

15.1. Pursuant to the Code of Corporate Practices, powers of the Management Board are extended to include approval of internal regulations related to exercising internal control over all business transactions in the Company.

Also, the Management Board is empowered to determine the number and appoint members of collective executive bodies of the subsidiaries, to approve Regulations on the collective executive body of a subsidiary.

16. Section 16: General Director

16.1. Paragraph 2 of item 16.7., and items 16.8., 16.9. of the current issue of the Charter are deleted, as the power to appoint the General Director is vested with the Board of Directors of the Company. Wording of all other items remains the same.

17. Section 17: Corporate Secretary. The Staff of the Corporate Secretary office.

The Section is introduced in the draft Charter pursuant to Code of Corporate Practices, recommended to implementation by Letter of instruction #421/p of April 4, 2002, issued by the Federal Commission on Securities Market. The power to appoint the Corporate Secretary is assigned to the Board of Directors.

18. Section 18: Control over financial and business activity of the Company.

The Section merged Section 17: Audit Commission and Section 18: The Company's Auditor of the current issue of the Charter.

The number of the Audit Commission members is increased from 5 to 7 (item 18.2 of the draft Charter).

Pursuant to the Code of Corporate Practices, a special body independent from the executive bodies of the Company shall be established to ensure constant internal supervision over all business transactions in the Company (item 18.3 of the draft Charter).

19. Section 19: Accounting and Accounting Reports of the Company was not changed.

20. Section 20: Reorganization of the Company was not changed.

21. Section 21: Liquidation of the Company was not changed.

Speaker:
T. Sotskova,
Head of Legal Division,
JSC CenterTelecom

Annex #5
to Minutes 10 of February 20, 2003

Explanatory note to
the draft Regulations on a general meeting of shareholders.

Currently effective Regulations on a general meeting of shareholders were redrafted taking into account requirements of Instruction of the Federal Commission for the Securities Market #17/ПС of May 31, 2002 On approval of regulations on additional requirements to be met in preparing, convening and conducting general meetings of shareholders.

The Regulations have a new section, viz. Submitting proposals to agenda items of an annual general meeting of shareholders and putting forward candidates to bodies of the Company elected by a general meeting of shareholders and making a demand to convene an extraordinary meeting of shareholders.

The section sets forth arrangements for making proposals for meeting agenda.

The dates are specified for submitting and delivery of proposals to the agenda, and receipt of proposals by a facsimile message.

On what date the percentage of voting shares owned by the applicant(s) is determined (as at the date of proposal submission).

It is determined that if rights on shares are defined according to a depositary account the shareholder's depositary account statement should be attached to the proposal.

It is also determined that if proposals are signed by a shareholder's representative (proxy), a power of attorney executed as required by applicable law, should be attached to the proposals.

The following provisions are introduced into section 3 Preparations for conducting a general meeting of shareholders.

The city of Moscow, location of the Company, or location of a subsidiary or a representative office of the Company are identified as a possible venue of a general meeting of shareholders.

The time to hold a meeting is set between 9.00 am and 10.00 pm.

Criteria are set out for a combination of two and more issues in one agenda item (item 3.5 of the draft Charter).

Section 4 Notice of a general meeting of shareholders and Section 5: Quorum at a general meeting of shareholders. Repeated general meeting of shareholders – remain unchanged, except item 5.3.

Two new items are added to Section 6: Voters at a general meeting of shareholders.

Speaker on the issue:
T. Sotskova
Head of Legal Department
JSC CenterTelecom

Annex #6
to Minutes 10 of February 20, 2003

Explanatory note
on the Regulations on the Board of Directors

The draft Regulations on the Board of Directors are basically identical to the currently effective issue, except the following:

- provisions regulating remunerations of the secretary of the Board of Directors (item 5.4.2) and members of the Board (items 7.1–7.5) are changed;
- a second paragraph is added to item 5.3., stipulating that in the event of appointment of the Corporate Secretary by a decision of the Board of Director the functions of the secretary of the Board shall be performed by the Corporate Secretary.
- item 6.9 is added stipulating that before taking a decision on an issue, preliminary reviewed by committees of the Board of Directors (if any such committee was set up), members of the Board of Directors shall have an opportunity to review in advance the opinions (recommendations) stated by the relevant committees.

Speaker on the issue:
T. Sotskova
Head of Legal Department
JSC CenterTelecom

Annex #7
to Minutes 10 of February 20, 2003

Explanatory note
on the Regulations
on the Management Board of JSC CenterTelecom

The draft Regulations on the Management Board are basically identical to the currently effective issue, except the following:

- provisions regulating remuneration of the secretary of the Management Board (item 4.4.2) and members of the Management Board (items 6.2-6.4);
- a new item (5.7.), regulating the voting arrangements (including holding the Board meeting by an absentee vote) and expression of opinion of a member of the Management Board, who is unable to attend the meeting of the Management Board;
- in item 5.4. the period of a prior notice to the members of the Management Board is extended from 3 to 5 days.

Speaker on the issue:
T. Sotskova
Head of Legal Department
JSC CenterTelecom

N82-5198

Protocol
of the quorum determination
at the joint general meeting of shareholders
of JSC CenterTelecom

Moscow **February 20, 2003**

JOINT-STOCK COMPANY CENTERTELECOM
Located at 23 Proletarskaya Street, Khimki, 141400, Moscow region, Russia.
Joint (extraordinary) general meeting of shareholders of JSC CenterTelecom (the meeting) held in the form of a joint presence of shareholders.
Date of the meeting: February 20, 2003
Venue of the meeting: Club of JSC Telegraph, 7 Tverskaya Street, Entrance 3, Moscow, Russia.
Registration of participants started at 9.00 local time.
The meeting started at 11.00 am local time.
Registration finished at 12.15 local Moscow time.
Start of vote counting: at 12.30 local Moscow time.
The meeting closed at 13.10 local Moscow time after the results of the votes were announced.
The meeting agenda:

1. Early termination of the powers of the current General Director and appointment of General Director, determination of his term of office.
2. Early termination of the authority of the members of the Board of Directors and election of the Company's Board members.
3. Early termination of the authority of the members of the Audit Commission and election of the Company's Audit Commission.
4. Approval of a new issue of the Company's Charter.
5. Approval of the Regulations on conducting general meetings of shareholders (a new issue).
6. Approval of the Regulations on the Board of Directors of the Company (a new issue).
7. Approval of the Regulations on the Company's Management Board (a new issue).
8. Determination of remunerations of the members of the Board of Directors.

A list of persons entitled to take part in the joint (extraordinary) general meeting of shareholders was compiled based on the records in the shareholder register as at 6.00 pm December 17, 2002 (the record date).

As on the record date there were **1,578,006,833** ordinary outstanding shares placed by the Company; of which **0** shares were purchased (redeemed) by the Company.

Total number of placed voting shares of the Company barring shares purchased (redeemed) by the Company is 1,578,006,833 shares.

Shareholders – owners of the Company ordinary shares are entitled to vote on items #1, #2, #4, #5, #6, #7, #8, and #9 of the agenda of the joint extraordinary meeting of shareholders.

Shareholders-owners of the Company ordinary shares except members of the CenterTelecom's Board of Directors and persons holding senior executive positions in the Company, are entitled to vote on issue #3 (Election of members of the Audit Commission) of the joint extraordinary meeting agenda.

As at 11.00 am on the date of the meeting **4,379** shareholders and their duly authorized representatives with **1,355,615,414** votes on aggregate were registered for the meeting; of which **4,227** shareholders having on aggregate **137,280,888** votes were represented by ballot papers received by the Company not later than two days before the date of the meeting.

The number of votes of members of the Board of Directors or persons holding senior executive positions in the Company is **389,280** votes.

Number of votes belonging to shareholders entitled to vote on items #1, #2, #4, #5, #6, #7, #8, #9 of the meeting agenda is **1,355,615,414** votes accounting for **85.91%** of the total number of the placed outstanding shares of the Company, less voting shares purchased (redeemed) by the Company.

The number of votes belonging to shareholders entitled to vote on item #3 of the meeting agenda is **1,355,226,134** votes accounting for **85.78%** of the total number of the placed outstanding shares of the Company, less voting shares redeemed (purchased) by the Company and held by members of the Company Board of Directors or by persons holding senior executive positions in the Company.

The necessary quorum to pass resolutions on the agenda items #1, #2, #4, #5, #6, #7, #8, is ensured by participation of shareholders owning on aggregate over 50% of the total number of placed outstanding voting shares of the Company, less voting shares redeemed (purchased) by the Company.

The necessary quorum to pass a resolution on agenda item #3 (Election of members of the Audit Commission), is ensured by participation of shareholders owning on aggregate over 50% of the total number of placed outstanding voting shares of the Company, less voting shares redeemed (purchased) by the Company and voting shares owned by members of the Board of Directors or persons holding senior executive positions in the Company.

Thus, a quorum to pass decisions on all agenda items of the joint (extraordinary) meeting of shareholders of JSC CenterTelecom is reached.

Registrar: Private Joint-Stock Company Registrator-Svyaz
Location of the Registrar: 15-a Kalanchevskaya Street, Moscow, 107078, Russia.
Authorized representative of Registrator-Svyaz:

Ivan V. Maksimov
First Deputy General Director

Protocol
of the results of votes
taken at the joint general meeting of shareholders
of JSC CenterTelecom

Moscow **February 20, 2003**

JOINT-STOCK COMPANY CENTERTELECOM
Located at 23 Proletarskaya Street, Khimki, 141400, Moscow region, Russia.
Joint (extraordinary) general meeting of shareholders of JSC CenterTelecom (the meeting) held in the form of joint presence of shareholders.
Date of the meeting: February 20, 2003
Venue of the meeting: Club of JSC Telegraph, 7 Tverskaya Street, Entrance 3, Moscow, Russia.
Registration of participants started at 9.00 local time.
The meeting started at 11.00 am local time.
Registration finished at 12.15 local Moscow time.
Start of vote counting: at 12.30 local Moscow time.
The meeting closed at 13.10 local Moscow time after the results of the votes were announced.

1. **Results of the vote on agenda item #1 at the joint general meeting of shareholders of JSC CenterTelecom:**

Early termination of the powers of the current General Director and appointment of General Director, determination of his term of office

1.1. Terminate before expiry the powers of the General Director Mr. Ruben A. Amaryan.

Total number of votes belonging to shareholders included in the list of persons entitled to take part in the meeting and having the right to vote on the issue.	**1,578,006,833**
Total number of votes of shareholders taking part in the meeting and entitled to vote on the issue.	**1,355,615,414**
of which:	
Took part in the voting (number of votes)	**1,355,272,611**
Deemed invalid ballots containing on aggregate (number of votes)	**815,517**

Final results of the vote:

	Number of votes	Percentage of the total number of votes of shareholders taking part in the meeting and entitled to vote on the agenda item in question
For	**1,346,245,364**	**99.31**
Against	**1,048,788**	**0.08**
Abstained	**7,162,942**	**0.53**

According to item 2 of Article 49 of the Federal Law on Joint-Stock Companies a decision on agenda item 2 shall be taken by a majority of votes of shareholders – owners of voting shares taking part in the meeting.

1.2. Appoint Mr. R. Amaryan as the General Director of the Company.

Total number of votes belonging to shareholders included in the list of persons entitled to take part in the meeting and having the right to vote on the issue	**1,578,006,833**
Total number of votes of shareholders taking part in the meeting and entitled to vote on the issue	**1,355,615,414**
of which:	
Took part in the voting (number of votes)	**1,355,272,611**
Deemed invalid ballots containing on aggregate (number of votes)	**767,390**

Final results of the vote :

		shareholders taking part in the meeting and entitled to vote on the agenda item in question
For	**1,346,810,051**	**99.35**
Against	**362,328**	**0.03**
Abstained	**7,332,842**	**0.54**

According to item 2 of Article 49 of the Federal Law on Joint-Stock Companies a decision on agenda item 2 shall be taken by a majority of votes of shareholders – owners of voting shares taking part in the meeting.

1.3. Set the term of office of the General Director at 2 years.

Total number of votes belonging to shareholders included in the list of persons entitled to take part in the meeting and having the right to vote on the issue	**1,578,006,833**
Total number of votes of shareholders taking part in the meeting and entitled to vote on the issue	**1,355,615,414**
of which:	
Took part in the voting (number of votes)	**1,355,272,611**
Deemed invalid ballots containing on aggregate (number of votes)	**822,567**

Final results of the vote :

	Number of votes	Percentage of the total number of votes of shareholders taking part in the meeting and entitled to vote on the agenda item in question
For	**1,347,262,900**	**99.38**
Against	**108,200**	**0.007**
Abstained	**7,078,944**	**0.52**

According to item 2 of Article 49 of the Federal Law on Joint-Stock Companies a decision on agenda item 2 shall be taken by a majority of votes of shareholders – owners of voting shares taking part in the meeting.

The results of the vote are:

1. to terminate before expiry the powers of the General Director Mr. Ruben A. Amaryan
2. to appoint Mr. R. Amaryan as the General Director of the Company.
3. to set the term of office of the General Director at 2 years

2. Results of the vote on agenda item #2 at the joint general meeting of shareholders of JSC CenterTelecom:

Early termination of the authority of the members of the Board of Directors and election of the Company's Board members

2.1. terminate before expiry the authority of the members of the Board of Directors.

Total number of votes belonging to shareholders included in the list of persons entitled to take part in the meeting and having the right to vote on the issue	**1,578,006,833**
Total number of votes of shareholders taking part in the meeting and entitled to vote on the issue	**1,355,615,414**
of which:	
Took part in the voting (number of votes)	**1,355,378,045**
Deemed invalid ballots containing on aggregate (number of votes)	**12,394,510**

Final results of the vote:

	Number of votes	Percentage of the total number of votes of

		shareholders taking part in the meeting and entitled to vote on the agenda item in question
For	**1,342,552,538**	**99.04**
Against	**142,399**	**0.01**
Abstained	**288,598**	**0.02**

According to item 2 of Article 49 of the Federal Law on Joint-Stock Companies a decision on agenda item 2 shall be taken by a majority of votes of shareholders – owners of voting shares taking part in the meeting.

2.1. terminate before expiry the authority of the Board members.

Total number of votes belonging to shareholders included in the list of persons entitled to take part in the meeting and having the right to vote on the issue	**1,578,006,833**
Total number of votes of shareholders taking part in the meeting and entitled to vote on the issue	**1,355,615,414**
of which:	
Took part in the voting (number of votes)	**1,355,378,045**
Deemed invalid ballots containing on aggregate (number of votes)	**30,640,694**

Final results of the vote at the election of the Board members:

	Name	Number of votes
1	**Valery N. Yashin**	**2,065,084,978**
2	**Alexander V. Lopatin**	**1,117,428,172**
3	**Vadim E. Belov**	**1,129,780,893**
4	**Oksana V. Petrova**	**1,111,468,558**
5	**Alexander A. Ermolich**	**4,015,808**
6	**Irina P. Ukhina**	**11,239,317**
7	**Viktor D. Savchenko**	**1,106,397,409**
8	**Andrey V. Obukhov**	**5,849,213**
9	**Stanislav P. Avdiants**	**1,119,513,222**
10	**Ruben A. Amaryan**	**1,159,614,041**
11	**Aleksey B. Panteleev**	**1,105,963,955**
12	**Grigory M. Finger**	**1,513,447,690**
13	**Alexander V. Ikonnikov**	**1,448,957,376**
14	**Alexander P. Gribov**	**1,669,237,671**
	Against all nominees	**605,013**
	Abstained for all nominees	**3,507,548**

According to item 4 Article 66 of the Federal Law on Joint-Stock Companies nominees for whom the largest numbers of votes were cast are deemed to be elected members of the Company Board of Directors.

The results of the vote are:
to terminate before expiry the authority of the Board members.
and
to elect the following members of the Company Board of Directors:

1. **Valery N. Yashin**
2. **Alexander V. Lopatin**
3. **Vadim E. Belov**
4. **Oksana V. Petrova**
5. **Viktor D. Savchenko**
6. **Stanislav P. Avdiants**
7. **Ruben A. Amaryan**
8. **Aleksey B. Panteleev**

9. **Grigory M. Finger**
10. **Alexander V. Ikonnikov**
11. **Alexander P. Gribov**

3. **Results of the vote on agenda item #3 at the joint general meeting of shareholders of JSC CenterTelecom:**

Early termination of the authority of the members of the Audit Commission and election of the Company's Audit Commission.

3.1. terminate before expiry the powers of the Audit Commission members.

Total number of votes belonging to shareholders included in the list of persons entitled to take part in the meeting and having the right to vote on the issue	**1,578,006,833**
Total number of votes of shareholders taking part in the meeting and entitled to vote on the issue	**1,355,615,414**
of which:	
Took part in the voting (number of votes)	**1,355,210,349**
Deemed invalid ballots containing on aggregate (number of votes)	**706,966**

Final results of the vote:

	Number of votes	Percentage of the total number of votes of shareholders taking part in the meeting and entitled to vote on the agenda item in question
For	**1,347,270,451**	**99.38**
Against	**145,781**	**0.01**
Abstained	**7,087,151**	**0.52**

According to item 2 of Article 49 of the Federal Law on Joint-Stock Companies a decision on agenda item in question shall be taken by a majority of votes of shareholders – owners of voting shares taking part in the meeting.

3.1. Election of the Audit Commission members.

Total number of votes belonging to shareholders included in the list of persons entitled to take part in the meeting and having the right to vote on the issue	**1,577,618,417**
Total number of votes of shareholders taking part in the meeting and entitled to vote on the issue	**1,355,226,998**
of which:	
Took part in the voting (number of votes)	**1,354,836,933**

Final results of the vote:

1. Konstantin V. Belyaev

	Number of votes	Percentage of the total number of votes of shareholders taking part in the meeting and entitled to vote on agenda item #3
For	**1,346,670,308**	**99.37**
Against	**167,904**	**0.01**
Abstained	**7,244,761**	**0.53**
Votes deemed invalid	**753,960**	**0.06**

2. Irina V. Prokofieva

	Number of votes	Percentage of the total number of votes of shareholders taking part in the meeting and entitled to vote on agenda item #3
For	**1,346,136,633**	**99.33**
Against	**683,886**	**0.05**
Abstained	**7,252,096**	**0.54**
Votes deemed invalid	**764,318**	**0.06**

3. Kirill V. Frolov

	Number of votes	Percentage of the total number of votes of shareholders taking part in the meeting and entitled to vote on agenda item #3
For	**1,345,954,013**	**99.32**
Against	**747,901**	**0.06**
Abstained	**7,256,430**	**0.54**
Votes deemed invalid	**878,589**	**0.06**

4. Arseny B. Plyusnin

	Number of votes	Percentage of the total number of votes of shareholders taking part in the meeting and entitled to vote on agenda item #3
For	**1,344,692,125**	**99.22**
Against	**604,986**	**0.04**
Abstained	**8,677,327**	**0.64**
Votes deemed invalid	**862,495**	**0.06**

5. Konstantin Yu. Kravchenko

	Number of votes	Percentage of the total number of votes of shareholders taking part in the meeting and entitled to vote on agenda item #3
For	**1,345,980,056**	**99.32**
Against	**702,776**	**0.05**
Abstained	**7,180,350**	**0.53**
Votes deemed invalid	**973,751**	**0.07**

According to item 2 of Article 49 of the Federal Law on Joint-Stock Companies a decision on agenda item 3 shall be taken by a majority of votes of shareholders – owners of ordinary (voting) shares taking part in the meeting.

According to item 6 of Article 85 of the Federal Law on Joint-Stock Companies shares owned by members of the Board or persons holding senior executive positions in the Company, shall not take part in the vote to elect members of the Audit Commission.

The result of the vote is: to terminate before expiry the powers of the Audit Commission members and elect the following members of the Audit Commission:

1. **Konstantin V. Belyaev**
2. **Irina V. Prokofieva**
3. **Kirill V. Frolov**

4. **Arseny B. Plyusnin**
5. **Konstantin Yu. Kravchenko.**

4. **Results of the vote on agenda item #4 at the joint general meeting of shareholders of JSC CenterTelecom:**

Approval of a new issue of the Company's Charter

Total number of votes belonging to shareholders included in the list of persons entitled to take part in the meeting and having the right to vote on the issue	**1,578,006,833**
Total number of votes of shareholders taking part in the meeting and entitled to vote on the issue	**1,355,615,414**
of which:	
Took part in the voting (number of votes)	**1,355,200,969**
Deemed invalid ballots containing on aggregate (number of votes)	**660,103**

Final results of the vote:

	Number of votes	Percentage of the total number of votes of shareholders taking part in the meeting and entitled to vote on agenda item #4
For	**1,197,877,184**	**88.36**
Against	**189,999**	**0.01**
Abstained	**156,473,683**	**11.54**

According to item 4 of Article 49 of the Federal Law on Joint-Stock Companies a decision on agenda item 4 shall be taken by a majority of three fourths of votes of shareholders – owners of ordinary (voting) shares taking part in the meeting.

The result of the vote is to approve the new issue of the Company's Charter.

5. **Results of the vote on agenda item #5 at the joint general meeting of shareholders of JSC CenterTelecom:**

Approval of the Regulations on conducting general meetings of shareholders (a new issue).

Total number of votes belonging to shareholders included in the list of persons entitled to take part in the meeting and having the right to vote on the issue	**1,578,006,833**
Total number of votes of shareholders taking part in the meeting and entitled to vote on the issue	**1,355,615,414**
of which:	
Took part in the voting (number of votes)	**1,355,212,640**
Deemed invalid ballots containing on aggregate (number of votes)	**658,842**

Final results of the vote :

	Number of votes	Percentage of the total number of votes of shareholders taking part in the meeting and entitled to vote on agenda item #5
For	**1,336,859,485**	**98.62**
Against	**29,880**	**0.002**
Abstained	**17,664,433**	**1.30**

According to item 2 of Article 49 of the Federal Law on Joint-Stock Companies a decision on agenda item 5 shall be taken by a majority of votes of shareholders – owners of voting shares taking part in the meeting.

The result of the vote is to approve the new issue of the Regulations on conducting general meetings of shareholders.

6. Results of the vote on agenda item #6 at the joint general meeting of shareholders of JSC CenterTelecom:

Approval of the Regulations on the Board of Directors of the Company (a new issue).

Total number of votes belonging to shareholders included in the list of persons entitled to take part in the meeting and having the right to vote on the issue	**1,578,006,833**
Total number of votes of shareholders taking part in the meeting and entitled to vote on the issue	**1,355,615,414**
of which:	
Took part in the voting (number of votes)	**1,355,229,640**
Deemed invalid ballots containing on aggregate (number of votes)	**681,792**

Final results of the vote:

	Number of votes	Percentage of the total number of votes of shareholders taking part in the meeting and entitled to vote on agenda item #6
For	**1,333,532,375**	**98.37**
Against	**2,321,166**	**0.17**
Abstained	**18,694,307**	**1.38**

According to item 2 of Article 49 of the Federal Law on Joint-Stock Companies a decision on agenda item 6 shall be taken by a majority of votes of shareholders – owners of voting shares taking part in the meeting.

The result of the vote is to approve the new issue of the Regulations on the Board of Directors of the Company.

7. Results of the vote on agenda item #7 at the joint general meeting of shareholders of JSC CenterTelecom:

Approval of the Regulations on the Company's Management Board (a new issue)

Total number of votes belonging to shareholders included in the list of persons entitled to take part in the meeting and having the right to vote on the issue	**1,578,006,833**
Total number of votes of shareholders taking part in the meeting and entitled to vote on the issue	**1,355,615,414**
of which:	
Took part in the voting (number of votes)	**1,355,034,178**
Deemed invalid ballots containing on aggregate (number of votes)	**20,281,110**

Final results of the vote:

	Number of votes	Percentage of the total number of votes of shareholders taking part in the meeting and entitled to vote on agenda item #7
For	**1,316,641,732**	**97.13**
Against	**202,995**	**0.01**
Abstained	**17,908,341**	**1.32**

According to item 2 of Article 49 of the Federal Law on Joint-Stock Companies a decision on agenda item 7 shall be taken by a majority of votes of shareholders – owners of voting shares taking part in the meeting.

The result of the vote is to approve the new issue of the Regulations on the Company's Management Board.

8. Results of the vote on agenda item #8 at the joint general meeting of shareholders of JSC CenterTelecom:

Determination of remunerations of the members of the Board of Directors

Total number of votes belonging to shareholders included in the list of persons entitled to take part in the meeting and having the right to vote on the issue	**1,578,006,833**
Total number of votes of shareholders taking part in the meeting and entitled to vote on the issue	**1,355,615,414**
of which:	
Took part in the voting (number of votes)	**1,350,582,125**
Deemed invalid ballots containing on aggregate (number of votes)	**10,980,228**

Final results of the vote:

	Number of votes	Percentage of the total number of votes of shareholders taking part in the meeting and entitled to vote on agenda item #8
For	**1,171,317,292**	**86.40**
Against	**6,088,605**	**0.45**
Abstained	**162,196,000**	**11.96**

According to item 2 of Article 49 of the Federal Law on Joint-Stock Companies a decision on agenda item 7 shall be taken by a majority of votes of shareholders – owners of voting shares taking part in the meeting.

The result of the vote is: to approve a share (percentage) allocated for quarterly and annual remunerations payable to members of the Board of Directors as follows:

- at 0.0042% of the Company's revenues generated by sales of goods, products, works, services in the reporting quarter according to accounting reports to each Board member;

- at 0.4% of net profit of the Company in the reporting period according to accounting reports for the whole Board.

Registrar: Private Joint-Stock Company Registrator-Svyaz
Location of the Registrar: 15-a Kalanchevskaya Street, Moscow, 107078, Russia.
Authorized representative of Registrator-Svyaz:

Ivan V. Maksimov
First Deputy General Director